Exhibit 1

Table of contents

CORPORATE STRUCTURE	8
GENERAL DEVELOPMENT OF THE BUSINESS	9
Developments – Mines and Projects	9
Developments – Financial	10
DESCRIPTION OF THE BUSINESS	12
Specialized Skills and Knowledge	12
Principal Products	12
Competitive Conditions	12
Operations	13
Technical Information	15
Summary of Mineral Reserve and Mineral Resource Estimates	15
MINERAL PROPERTIES	20
Rainy River Mine, Canada	20
New Afton Mine, Canada	26
Mesquite Mine, United States	31
Cerro San Pedro Mine, Mexico	33
Blackwater Project, Canada	34
RISK FACTORS	37
NOTES	56
DIVIDENDS	57
DESCRIPTION OF CAPITAL STRUCTURE	57
MARKET FOR SECURITIES	59
DIRECTORS AND OFFICERS	60
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	67
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	67
TRANSFER AGENT AND REGISTRAR	67
MATERIAL CONTRACTS	67
TECHNICAL REPORTS	68
SCHEDULE A – Audit Committee Charter	A-1
SCHEDULE B – Definitions	B-1
SCHEDULE C – Abbreviations and Measurement Conversion	C-1
SCHEDULE D – Exchange Rate and Metal Price Information	D-1

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Annual information form
for the financial year ended december 31, 2017

All information in this annual information form (“Annual Information Form”) is as at December 31, 2017 unless otherwise indicated.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this Annual Information Form, including any information relating to New Gold’s future financial or operating performance are “forward looking”. All statements in this Annual Information Form, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this Annual Information Form include those under the headings “General Developments of the Business”, “Description of the Business” and “Mineral Properties” and include, among others, statements with respect to: guidance for production, operating expenses per gold ounce sold, total cash costs, all-in sustaining costs and capital costs, and the factors contributing to those expected results, as well as expected capital expenditures; mine life; Mineral Reserve and Mineral Resource estimates; grades expected to be mined at the Company’s operations; the expected production, costs, economics and operating parameters of Blackwater and New Afton C-zone; planned activities for 2018 and beyond at the Company’s operations and projects, as well as planned exploration activities and expenses; and targeted timing for permits for the Blackwater Project; and the timing of achievement of closing conditions for the sale of the Peak Mines.

All forward-looking statements in this Annual Information Form are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this Annual Information Form, New Gold’s annual and quarterly management’s discussion and analysis (“MD&A”) and its Technical Reports filed on SEDAR at www.sedar.com. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this Annual Information Form are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold’s operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold’s current expectations; (3) the accuracy of New Gold’s current Mineral Reserve and Mineral Resource estimates; (4) the exchange rate between the Canadian dollar, Mexican peso, Australian dollar and U.S. dollar being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and material costs increasing on a basis consistent with New Gold’s current expectations; (7) arrangements with First Nations and other indigenous groups in respect of Rainy River and Blackwater being consistent with New Gold’s current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines; (9) the results of the feasibility studies for the New Afton C-zone and Blackwater being realized; (10) and in the case of production, cost and expenditure outlooks at operating mines for 2018, commodity prices and exchange rates being consistent with those estimated for the purposes of 2018 guidance.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or

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achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia and Mexico; discrepancies between actual and estimated production, between actual and estimated Mineral Reserves and Mineral Resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in the countries in which New Gold does or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may in the future carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: in Canada, obtaining the necessary permits for the Blackwater and New Afton C-zone Projects; the uncertainties inherent to current and future legal challenges to which New Gold is or may become a party; diminishing quantities or grades of Mineral Reserves and Mineral Resources; competition; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the feasibility studies for the New Afton C-zone and Blackwater Projects; the uncertainty with respect to prevailing market conditions necessary for a positive development or construction decision at the New Afton C-zone and Blackwater Projects; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other indigenous groups; uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations, complying with permitting requirements, and receiving the environmental assessment approval for the Blackwater Project. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and, in each case, the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in this Annual Information Form and in New Gold’s disclosure documents incorporated by reference herein. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this Annual Information Form or in documents incorporated by reference herein are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

A significant portion of the historical financial information in this Annual Information Form is derived from New Gold’s audited consolidated financial statements for the year ended December 31, 2017 (a copy of which is available under the Company’s profile on SEDAR at www.sedar.com). Readers should refer to such financial statements for additional information.

Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources

Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms “Mineral Reserve”, “proven Mineral Reserve” and “probable Mineral Reserve” are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ

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from the definitions in Industry Guide 7 (“SEC Industry Guide 7”) under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). Under SEC Industry Guide 7 standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Also, under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “Mineral Resource”, “measured Mineral Resource”, “indicated Mineral Resource” and “inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the United States Securities and Exchange Commission (the “SEC”). Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred Mineral Resource exists or is economically or legally mineable. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Annual Information Form describes the Company’s mineral deposits may not be comparable to similar information made public by United States companies subject to reporting and disclosure requirements under United States federal securities laws and the rules and regulations thereunder.

Non-GAAP Measures

Total Cash Costs per Gold Ounce

“Total cash costs per gold ounce” is a non-GAAP measure that is a common financial performance measure in the gold mining industry but with no standard meaning under International Financial Reporting Standards (“IFRS”). New Gold reports total cash costs on a sales basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. New Gold believes that this measure, along with sales, is a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations.

Total cash cost figures are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, production taxes and realized gains and losses on fuel contracts, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash costs are then divided by gold ounces sold to arrive at the total cash costs per ounce sold.

The Company produces copper and silver as by-products of its gold production. The calculation of total cash costs per gold ounce for Rainy River and Cerro San Pedro is net of by-product silver sales revenue, and the calculation of total cash costs per gold ounce sold for Peak Mines and New Afton is net of by-product silver and copper sales revenue. New Gold

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notes that in connection with New Afton, the copper by-product revenue is sufficiently large to result in a negative total cash cost on a single mine basis. Notwithstanding this by-product contribution, as a company focused on gold production, New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold’s business. New Gold believes this metric is of interest to its investors, who invest in the Company primarily as a gold mining company. To determine the relevant costs associated with gold only, New Gold believes it is appropriate to reflect all operating costs, as well as any revenue related to metals other than gold that are extracted in its operations.

To provide additional information to investors, New Gold has also calculated total cash costs on a co-product basis, which removes the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total gold ounces, silver ounces or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures. Unless indicated otherwise, all information about total cash costs in this Annual Information Form is net of by-product sales.

Total cash costs are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS. Further details regarding historical total cash costs and a reconciliation to the nearest IFRS measures are provided in the MD&A accompanying New Gold’s financial statements and filed at www.sedar.com.

All-in Sustaining Costs per Gold Ounce

“All-in sustaining costs per gold ounce” is a non-GAAP measure based on guidance announced by the World Gold Council (“WGC”) in June 2013. The WGC is a non-profit association of the world’s leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements. The WGC has worked with its member companies, including New Gold, to develop a measure that expands on IFRS measures such as operating expenses and non-GAAP measures to provide visibility into the economics of a gold mining company. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. New Gold believes the all-in sustaining costs measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. In addition, the Compensation Committee of the Board of Directors uses all-in sustaining costs, together with other measures, in its company scorecard to set incentive compensation goals and assess performance.

All-in sustaining costs per gold ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS. Further details regarding historical all-in sustaining costs and a reconciliation to the nearest IFRS measures are provided in the MD&A accompanying New Gold’s financial statements and filed at www.sedar.com.

New Gold defines all-in sustaining costs per ounce as the sum of total cash costs, net capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, and environmental reclamation costs, all divided by the total gold ounces sold to arrive at a per ounce figure. To determine sustaining capital expenditures, New Gold uses cash flow related to mining interests from its statement of

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cash flows and deducts any expenditures that are non-sustaining. Capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production are classified as non-sustaining and are excluded. The table “Sustaining Capital Expenditure Reconciliation” (in New Gold’s MD&A available under the Company’s profile on SEDAR at www.sedar.com) reconciles New Gold’s sustaining capital to its cash flow statement. The definition of sustaining versus non-sustaining is similarly applied to capitalized and expensed exploration costs. Exploration costs to develop new operations or that relate to major projects at existing operations where these projects are expected to materially increase production are classified as non-sustaining and are excluded.

Costs excluded from all-in sustaining costs are non-sustaining capital expenditures and exploration costs, financing costs, tax expense, transaction costs associated with mergers and acquisitions, and any items that are deducted for the purposes of adjusted earnings.

By including total cash costs as a component of all-in sustaining costs, the measure deducts by-product revenue from gross cash costs. Refer to the discussion above regarding total cash costs per gold ounce for the discussion of deduction of by-product revenue.

Currency Presentation and Exchange Rate Information

All dollar amounts referenced in this Annual Information Form are in United States dollars unless otherwise indicated. Canadian dollars are referred to as “Canadian dollars” or “C$” and Australian dollars are referred to as “Australian dollars” or “A$”. See Schedule D of this Annual Information Form for applicable exchange rate information.

Technical Information

The scientific and technical information relating to the operation of New Gold’s operating mines in this Annual Information Form has been reviewed and approved by Mr. Nicholas Kwong, Director, Business Improvement of New Gold. All other scientific and technical information contained herein has been reviewed and approved by Mr. Mark A. Petersen, Vice President, Exploration of New Gold. Mr. Kwong is a Professional Engineer and a member of the Association of Professional Engineers and Geoscientists of British Columbia. Mr. Petersen is a SME Registered Member and AIPG Certified Professional Geologist. Mr. Kwong and Mr. Petersen and are "Qualified Persons" for the purposes of NI 43-101. To the Company’s knowledge, each of the aforementioned persons holds less than 1% of the outstanding securities of the Company.

The estimates of Mineral Reserves and Mineral Resources discussed in this Annual Information Form may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing and other risks and relevant issues. New Gold’s current NI 43-101 Technical Reports, which are available at www.sedar.com, contain further information regarding Mineral Reserve and Mineral Resource estimates, classification, reporting parameters, key assumptions and risks for each of New Gold's material mineral properties.

Additional Information

Additional information about the Company, including, without limitation, directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, may be found in the Management Information Circular of the Company for its most recent annual meeting of shareholders and other continuous disclosure documents of the Company filed on SEDAR at www.sedar.com. Additional financial information is provided in the Company’s audited consolidated financial statements and MD&A for the three months and year ended December 31, 2017. These documents and other information about the Company are available under the Company’s profile on SEDAR at www.sedar.com.

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CORPORATE STRUCTURE

The Company was incorporated on January 31, 1980 as DRC Resources Corporation under the Company Act (British Columbia) and was transitioned on May 10, 2005 under the Business Corporations Act (British Columbia). On May 4, 2005, the shareholders of the Company passed a special resolution to remove the pre-existing company provisions and adopt new articles. On June 1, 2005 the Company changed its name to New Gold Inc. Effective January 1, 2012, New Gold amalgamated with its wholly owned subsidiaries Silver Quest Resources Ltd. (“Silver Quest”), Geo Minerals Ltd. (“Geo”) and Richfield Ventures Corp. (“Richfield”). The amalgamated company continued as New Gold Inc. Effective October 1, 2014, New Gold amalgamated with its wholly owned subsidiaries Rainy River Resources Ltd. (“RRRL”) and 0608457 B.C. Ltd, with the amalgamated company continuing as New Gold Inc. On January 1, 2016, New Gold amalgamated with its wholly owned subsidiaries Peak Gold Ltd. and New Gold Bayfield Corp. The amalgamated company continued as New Gold Inc.

The registered office of the Company is Suite 610, 1100 Melville Street, Vancouver, British Columbia V6E 4A6, Canada and its head office is at Suite 3510, 181 Bay Street, Toronto, Ontario, M5J 2T3, Canada.

The following chart illustrates the Company’s principal subsidiaries as at the date of this Annual Information Form together with the jurisdiction of incorporation or organization of each subsidiary and the percentage of voting securities beneficially owned or over which control or direction is exercised by the Company, as well as the Company’s mines and development projects. New Gold has entered into an agreement to sell Peak Gold Asia Pacific Pty Ltd. and Peak Gold Mines Pty Ltd. – see “Developments – Mines and Projects – Peak Mines” on page 10.

In this Annual Information Form, except as otherwise required by the context, reference to “New Gold” or the “Company” means, collectively, New Gold Inc. and its subsidiaries.

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GENERAL DEVELOPMENT OF THE BUSINESS

New Gold is an intermediate gold mining company engaged in the acquisition, exploration, development and operation of mineral properties. New Gold currently has the following mines and development projects which are described in greater detail in the “Mineral Properties” section of this Annual Information Form:

•	100% interest in the Rainy River gold-silver mine in Ontario, Canada (“Rainy River Mine”)

•	100% interest in the New Afton gold-copper mine British Columbia, Canada (“New Afton Mine”)

•	100% interest in the Mesquite gold mine in California, United States (“Mesquite Mine”)

•	100% interest in the Cerro San Pedro gold-silver mine in San Luis Potosí, Mexico (“Cerro San Pedro Mine”)

•	100% interest in the Blackwater gold-silver project in British Columbia, Canada (“Blackwater Project”)

New Gold also has a 100% interest in the Peak gold-copper mines in New South Wales, Australia (“Peak Mines”). The Company has entered into an agreement to sell the Peak Mines – see “Developments – Mines and Projects – Peak Mines” on page 10. New Gold has been engaged in the acquisition, exploration and development of natural resource properties since 1980. The Company’s current structure arose through two accretive business combinations in mid-2008 and mid-2009. To achieve its growth strategy, New Gold focuses on:

•	Delivering on operational targets (safety, cost, production, environment and social responsibility);

•	Maintaining a strong financial position;

•	Internal growth through project development and continuous improvement of existing operations; and

•	External growth through value enhancing merger and acquisition opportunities.

Developments – Mines and Projects

Rainy River Mine

On January 30, 2015, New Gold announced receipt of Environmental Assessment (“EA”) approvals at both the Federal and Provincial levels for the Rainy River Mine. Construction of the Rainy River Mine commenced in early 2015.

On July 20, 2015, New Gold announced it had entered into a $175 million streaming agreement with RGLD Gold AG, a wholly owned subsidiary of Royal Gold Inc., (“Royal Gold”) pursuant to which Royal Gold agreed to provide New Gold with a deposit of $175 million, to be used for the ongoing development of the Rainy River Mine, in return for a percentage of the future annual gold and silver production from the Rainy River Mine. Royal Gold paid $100 million of the deposit on signing of the agreement, with the remaining $75 million paid in November 2016 after 60% of the Project development capital had been spent.

On January 30, 2017, the Company announced an increase in the expected capital cost to build the Rainy River Mine to $1,292 million, including contingency, and that startup was scheduled for September 2017 with commercial production expected to commence November 2017. The first gold pour at the Rainy River Mine occurred on October 5, 2017 and commercial production was achieved on October 19, 2017.

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New Afton Mine

In February 2015, New Gold announced the results of a scoping study to evaluate the potential for the New Afton C-zone to extend the mine’s life. The C-zone is the down plunge extension of the B-zone block cave that is currently being mined at New Afton. In January 2016, the Company completed a Feasibility Study, which indicated positive economics for mining the C-zone consistent with the scoping study. In January 2018, the Company announced it would defer underground development of the C-zone in 2018, reducing its short term capital spending profile at New Afton, and use its business improvement function to further optimize the C-zone project by focusing on alternative tailings management options and mining approaches.

Peak Mines

On November 20, 2017, New Gold announced that it had entered into an agreement with Aurelia Metals Limited to sell its 100% interest in the Peak gold-copper mines in New South Wales, Australia (“Peak Mines”) for cash consideration of $58 million. The transaction is subject to customary closing conditions, including consent from the New South Wales Minister responsible for the Mining Act 1992 for the transfer of control of certain exploration licenses. The transaction is expected to close in the second quarter of 2018.

Cerro San Pedro Mine

The Cerro San Pedro Mine completed active mining in June 2016 and has now transitioned to residual leaching. It is expected that residual leaching will continue for one to two years, subject to future recovery performance and gold and silver prices.

Blackwater Project

In December 2013, the Company completed a Feasibility Study for the Blackwater Project which confirmed the parameters of a conventional truck and shovel open pit mine with a 60,000 tonne per day processing plant and average annual gold production of 485,000 ounces during the first nine years of the mine’s anticipated 17-year life. In 2015, the Company announced that its near-term focus would be on the advancement of the Rainy River Mine and began development of that project. The Blackwater Project continues to move through the permitting phase. The Company is also currently working on internal trade-off studies with the objective of further enhancing the economics of the Blackwater Project and maximizing free cash flow by reducing the project strip ratio, maximizing the feed grade and lowering both development capital and operating costs.

Sale of El Morro Project and El Morro Stream

In November 2015, New Gold sold its 30% interest in the El Morro Project to an affiliate of Goldcorp Inc. (“Goldcorp”). In exchange for the Company’s 30% interest, New Gold received net cash proceeds of $62.4 million (gross proceeds of $90 million less applicable withholding taxes and transaction costs) and the Company’s $94.5 million carried funding loan payable was cancelled. In addition, New Gold entered into an agreement to receive a 4% stream on gold production from the El Morro property, under which New Gold would pay $400 per ounce for the first 217,000 ounces of gold delivered as part of the stream, and would pay $400 per ounce plus a 1% annual inflation adjustment for subsequent ounces of gold delivered as part of the stream (the “El Morro Gold Stream”). In February 2017, New Gold sold the El Morro Gold Stream to Goldcorp for $65 million.

Developments – Financial

In August 2014, New Gold entered into a $300 million revolving secured credit facility with a syndicate of banks led by The Bank of Nova Scotia and RBC Capital Markets (the “Credit Facility”). In November 2015, the term of the Credit

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Facility was extended to August 2019, and it was further extended to August 2020 in June 2017. In October 2016, the size of the Credit Facility was increased to $400 million.

As at December 31, 2017, the Company has drawn $230 million under the Credit Facility, and the Credit Facility has been used to issue letters of credit in the aggregate amount of $139 million.

In February 2016, New Gold amended the Credit Facility to increase the maximum ratio of net debt to earnings before interest, taxes, depreciation, amortization, exploration, impairment and other non-cash adjustments (“Adjusted EBITDA”) covenant (“Leverage Ratio”) from 3.5 to 1.0 (as initially provided in the Credit Facility) to 4.0 to 1.0 at the September 30, 2016 measurement date and to 4.5 to 1.0 for the three subsequent quarter-end measurement periods. In October 2016, New Gold again amended the Credit Facility to increase the maximum Leverage Ratio to 4.0 to 1.0 for the period from July 1, 2017 to December 31, 2017. In May 2017, New Gold further amended the Credit Facility to increase the maximum Leverage Ratio to 4.5 to 1.0 from July 1, 2017 to September 30, 2017 and 4.0 to 1.0 from January 1, 2018 to March 31, 2018. Thereafter, the maximum Leverage Ratio will return to 3.5 to 1.0. The Leverage Ratio contained in the Company's agreement with Royal Gold has also been adjusted to match the revised Leverage Ratio noted above.

On October 4, 2016, New Gold purchased put options with a strike price of $1,300 per ounce covering 120,000 ounces of gold and simultaneously sold call options with a strike price of $1,400 per ounce covering 120,000 ounces of gold. These contracts covered 20,000 ounces of gold per month for the first six months of 2017. On June 27, 2017, New Gold purchased put options with a strike price of $1,250 per ounce covering 120,000 ounces of gold and simultaneously sold call options with a strike price of $1,400 per ounce covering 120,000 ounces of gold. These contracts covered 20,000 ounces of gold per month for the last six months of 2017. In aggregate, those option contracts provided the Company a guaranteed floor price of $1,300 per ounce of gold on 120,000 ounces of gold for the first six months of 2017 and $1,250 per ounce on 120,000 ounces of gold for the last six months of 2017 while also providing exposure to increases in the gold price up to $1,400 per ounce.

On November 14, 2016, New Gold fixed the price for 31.7 million pounds of the Company's copper production in the first six months of 2017 at $2.52 per pound using swap contracts that settled against the monthly average London Metals Exchange price. The swap contracts covered 5.3 million pounds of copper per month from January through June 2017. On February 16, 2017, New Gold fixed the price for 43.7 million pounds of the Company’s copper production in the second half of 2017 at $2.73 per pound using swap contracts that settled against the monthly average London Metals Exchange price. The swap contracts covered 7.3 million pounds of copper per month from July through December 2017. On October 18, 2017, New Gold purchased put options with a strike price of $3.00 per pound covering 60 million pounds of its 2018 production and simultaneously sold call options with a strike price of $3.37 per ounce covering 60 million pounds of its 2018 production.

On February 22, 2017, New Gold announced that it had entered into an agreement with a syndicate of underwriters (the “Underwriters”) pursuant to which they agreed to purchase, on a bought deal basis, 53,600,000 of the Company’s common shares (“Common Shares”) at a price of $2.80 per share (the “Offering”), for aggregate gross proceeds to the Company of approximately $150 million. In addition, the Company agreed to grant to the Underwriters an option to purchase up to an additional 8,040,000 Common Shares at a price of $2.80 per share, on the same terms and conditions as the Offering, which was exercised in full by the Underwriters. The Offering closed on March 10, 2017. The aggregate gross proceeds of the Offering to the Company were approximately $173 million and proceeds net of underwriting fees and expenses were approximately $164.5 million.

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On May 18, 2017, New Gold announced that it had completed an offering of $300 million aggregate principal amount of 6.375% Senior Notes due 2025. The Company used the net proceeds from the offering, together with cash on hand, to fund the redemption of all of its outstanding $300 million 7.00% Senior Notes due 2020.

DESCRIPTION OF THE BUSINESS

The Company’s principal operating assets consist of the Rainy River Mine and New Afton Mine in Canada. New Gold also owns the Mesquite Mine in the United States, the Cerro San Pedro Mine in Mexico and the Peak Mines in Australia. (The Cerro San Pedro Mine transitioned in 2016 from active mining to residual leaching. The Company has entered into an agreement to sell the Peak Mines – see “Developments – Mines and Projects – Peak Mines” on page 10.) It also owns the Blackwater Project in Canada. For purposes of NI 43-101, the Company considers the Rainy River Mine and the New Afton Mine to be its material properties.

New Gold is continually working to maximize shareholder value through diversified production, maintaining an attractive risk profile and enhancing growth potential in a safe and an environmentally and socially responsible manner.

Refer to the Company’s MD&A for the year ended December 31, 2017, available under the Company’s profile on SEDAR at www.sedar.com, for a detailed description of the Company’s business, including each of its operating segments.

Specialized Skills and Knowledge

All aspects of New Gold’s business require specialized skills and knowledge. Such required areas of specialized skills and knowledge include geology, drilling, mine planning, metallurgy, engineering, construction, technology, community and public relations, regulatory compliance, legal and accounting. New Gold has found that it can locate and retain employees and contractors with such skills and knowledge.

Principal Products

The Company’s principal products are gold, copper and silver, which generally require refining or smelting to become marketable metal. As described in more detail with respect to each operation, the Company uses the services of refiners to refine gold doré. The refined gold is sold to bullion banks or gold trading counterparties at market prices, though in some cases the Company sells doré to such banks and counterparties with delivery to the refinery. Copper concentrate produced by the New Afton Mine is sold to various smelters or concentrate marketing firms. The Company has also entered into financial instruments, such as option or swap contracts, for the purpose of hedging gold and copper prices – see “Developments – Financial” on page 10. There are worldwide gold, copper and silver markets into which the Company can sell and, as a result, the Company is not dependent on a particular purchaser with regard to the sale of the gold, copper and silver which it produces. Further, due to the availability of alternative refineries and smelters, the Company is not dependent on the services on any one refiner or smelter.

Competitive Conditions

The precious and base mineral exploration and mining business is competitive. The Company competes with numerous other companies and individuals in the search for and the acquisition of attractive mineral properties. The ability of the Company to acquire mineral properties in the future will depend on its ability to develop its present properties, and on its ability to select and acquire suitable producing properties or prospects for development or mineral exploration.

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Operations

Mineral Reserves and Mineral Resources

The Company has the following Mineral Reserves and Mineral Resources: gold and silver at the Rainy River Mine; gold, copper and silver at the New Afton Mine; gold at the Mesquite Mine; gold and silver at the Cerro San Pedro Mine; and gold and silver at the Blackwater Project. See “Summary of Mineral Reserve and Mineral Resource Estimates” on page 15.

Foreign Operations

The Company currently owns 100% of the Mesquite Mine in the United States, 100% of the Cerro San Pedro Mine in Mexico and 100% of the Peak Mines in Australia as its foreign operations. (The Company has entered into an agreement to sell the Peak Mines – see “Developments – Mines and Projects – Peak Mines” on page 10.) Any changes in regulations (or the application of regulations) or shifts in political attitudes in these foreign jurisdictions are beyond the control of the Company and may adversely affect its business. Future development and operations may be affected in varying degrees by factors such as government regulations (or changes to such regulations or the application of regulations) with respect to the restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, operating activities, land claims of local people and mine safety. The impact of these factors cannot be accurately predicted. See “Risk Factors – Foreign Operations” on page 55.

Employees

As at December 31, 2017, the Company had the following employees and contractors:

Location	Employees
Corporate Office	42
Rainy River Mine	583
New Afton Mine	433
Mesquite Mine	297
Peak Mines(1)	329
Cerro San Pedro Mine(2)	144
Blackwater Project	6
Total	1834
(1)	The Company has entered into an agreement to sell the Peak Mines – see “Developments – Mines and Projects – Peak Mines” on page 10.
(2)	As at December 31, 2017, 72 employees at the Cerro San Pedro Mine belonged to a union.

Environmental Protection and Social and Environmental Practices

New Gold is committed to excellence in corporate social responsibility. The Company considers its ability to make a lasting and positive contribution toward sustainable development a key driver to achieving a productive and profitable business.  New Gold aims to achieve these objectives through the protection of the health and well-being of its people and host communities as well as maintaining industry leading practices in the areas of environmental stewardship and community engagement and development.  As a partner of the United Nations Global Compact, New Gold’s policies and practices are guided by its principles with reference to human rights, labour, environmental stewardship and anti-corruption. As a member of the Mining Association of Canada (“MAC”), New Gold’s operations adopt the MAC’s Towards Sustainable Mining protocols which form part of the New Gold Environmental Management Standards and Community Engagement and Development Management Standards.

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New Gold’s corporate social responsibility objectives include promoting and protecting the welfare of its employees through safety-first work practices, upholding fair employment practices and encouraging a diverse workforce, where people are treated with respect and supported to realize their full potential. New Gold believes that people are its most valuable assets and strives to create a culture of inclusiveness that begins at the top and is reflected in its hiring, promotion and overall human resources practices. New Gold encourages tolerance and respect in worker-to-worker relationships. The Company strives to be an employer of choice through the provision of competitive wages and benefits, the implementation of policies that recognize and reward employee performance, and promotion from within wherever possible.

The Company is committed to preserving the long-term health and viability of the natural environments that host its operations. Wherever New Gold operates – in all stages of mining activity, from early exploration and planning, to commercial mining operations through to eventual closure – the Company is committed to excellence in environmental management. Prior to commencing significant construction activities, New Gold carries out comprehensive environmental studies to establish baseline measurements for flora, fauna, earth, air and water. During operations, it promotes the efficient use of raw materials and resources, works to minimize environmental impacts and maintains robust monitoring programs. After mining activities are complete, New Gold’s objective is to restore the land to a level of productivity equivalent to its pre-mining capacity or to an alternative land use determined through consultation with regulatory authorities and the communities of interest.

New Gold is committed to establishing relationships with host communities based on mutual benefit and active engagement with these communities to contribute to their sustainability. Wherever the Company’s operations interact with Indigenous peoples, New Gold promotes understanding of, and respect for, traditional values, customs and culture and takes meaningful action to consider the interests of Indigenous peoples. New Gold aims to foster open communication with local residents and community leaders so that issues can be resolved collaboratively. The Company believes that by thoroughly understanding the people, their histories, and their needs and aspirations, it can engage in a meaningful and sustainable development process.

The Company’s mining, exploration and development activities are subject to various federal, provincial, state, county and municipal laws and regulations relating to the protection of the environment, including requirements for closure and reclamation of mining properties.  In all jurisdictions where New Gold operates, specific statutory and regulatory requirements and standards must be met throughout the exploration, development and operations stages of a mining property with regard to air quality, water quality, fisheries and wildlife protection, solid and hazardous waste management and disposal, noise, land use and reclamation.  Details and quantification of New Gold’s reclamation and closure costs obligations are set out in Note 18 of the Company’s audited consolidated financial statements for the year ended December 31, 2017.

Management does not believe that the financial and operational effects of environmental protection requirements on the capital expenditures and earnings of each mineral property are significant, and estimates the undiscounted closure cost for all of its properties is $187.1 million as at December 31, 2017. As at December 31, 2017, the Company had posted letters of credit or other financial assurance issued pursuant to the Credit Facility in an aggregate amount of $139 million to address these liabilities.

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Technical Information

CIM Standards Definitions

New Gold’s estimated Mineral Reserves and Mineral Resources have been calculated in accordance with the CIM Definitions Standards for Mineral Reserves and Mineral Resources adopted by the CIM Council on May 10, 2014 (the “CIM Standards”).

Technical Terms and Abbreviations

Unless otherwise defined, technical terms used in this Annual Information Form are set out in Schedule B and abbreviations terms used are defined in Schedule C.

Summary of Mineral Reserve and Mineral Resource Estimates

On February 20, 2018, the Company reported consolidated Mineral Reserve and Mineral Resource estimates for its mines and development projects as at December 31, 2017 (excluding Peak Mines). A consolidated summary of total gold, copper and silver contained within New Gold’s global Mineral Reserves and Mineral Resources (excluding Peak) is set out in the table below. Measured and Indicated Mineral Resources are reported exclusive of Mineral Reserves.

MINERAL RESERVES AND MINERAL RESOURCES SUMMARY TABLE

	Gold Koz	Silver Moz	Copper Mlbs
PROVEN AND PROBABLE RESERVES	14,795	77,108	941
New Afton	1,078	3,533	941
Mesquite	1,129	-	-
Rainy River	4,418	12,775	-
Blackwater	8,170	60,800	-
MEASURED AND INDICATED RESOURCES (EXCLUSIVE OF RESERVES)	5,977	20,654	1,158
INFERRED RESOURCES	1,253	4,591	246

Notes to the Mineral Reserve and Mineral Resource estimates are provided on pages 19-20.

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MINERAL RESERVES
		Metal grade			Contained metal
	Tonnes 000’s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
RAINY RIVER
Direct processing reserves Open Pit Proven	23,472	1.31	2.6	-	992	1,968	-
Probable	50,314	1.20	3.2	-	1,946	5,252	-
Open Pit P&P (direct proc.)	73,786	1.24	3.0	-	2,937	7,221	-
Underground
Proven	-	-	-	-	-	-	-
Probable	9,056	3.52	9.6	-	1,025	2,807	-
Underground P&P (direct proc.)	9,056	3.52	9.6	-	1,025	2,807	-
Total Direct Processing Reserves	82,842	1.49	3.7	-	3,962	10,028	-
Low grade reserves
Open Pit
Proven	8,063	0.39	2.0	-	101	525	-
Probable	26,960	0.37	2.5	-	324	2,175	-
Open Pit P&P (low grade)	35,023	0.38	2.4	-	425	2,699	-
Stockpile
Proven	1,851	0.51	0.8	-	30	48	-
Stockpile reserves	1,851	0.51	0.8	-	30	48	-
Combined P&P
Proven	33,386	1.04	2.3	-	1,123	2,541	-
Probable	86,330	1.18	3.7	-	3,295	10,234	-
Total Rainy River P&P	119,716	1.15	3.3	-	4,418	12,775	-
NEW AFTON
A&B Zones
Proven	-	-	-	-	-	-	-
Probable	28,126	0.51	2.2	0.79	462	1,961	488
C Zone
Proven	-	-	-	-	-	-	-
Probable	26,741	0.72	1.8	0.77	616	1,571	453
Total New Afton P&P	54,867	0.61	2.0	0.78	1,078	3,533	941
MESQUITE
Proven	5,627	0.49	-	-	89	-	-
Probable	59,491	0.54	-	-	1,040	-	-
Total Mesquite P&P	65,119	0.54	-	-	1,129	-	-
BLACKWATER
Direct processing reserves
Proven	124,500	0.95	5.5	-	3,790	22,100	-
Probable	169,700	0.68	4.1	-	3,730	22,300	-
P&P (direct proc.)	294,200	0.79	4.7	-	7,520	44,400	-
Low grade reserves
Proven	20,100	0.50	3.6	-	325	2,300	-
Probable	30,100	0.34	14.6	-	325	14,100	-
P&P (low grade)	50,200	0.40	10.2	-	650	16,400	-
Total Blackwater P&P	344,400	0.74	5.5	-	8,170	60,800	-
Total Proven & Probable Reserves					14,795	77,108	941

Notes to the Mineral Reserve and Mineral Resource estimates are provided on pages 19-20.

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MEASURED & INDICATED MINERAL RESOURCES (EXCLUSIVE OF MINERAL RESERVES)
		Metal grade			Contained metal
	Tonnes 000’s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
RAINY RIVER
Direct processing resources
Open Pit
Measured	2,556	1.11	3.2	-	91	266	-
Indicated	24,995	1.10	3.4	-	884	2,711	-
Open Pit M&I (direct proc.)	27,551	1.10	3.4	-	975	2,977	-
Underground
Measured	-	-	-	-	-	-	-
Indicated	6,223	2.93	9.0	-	587	1,808	-
Underground M&I (direct proc.)	6,223	2.93	9.0	-	587	1,808	-
Low grade resources
Open Pit
Measured	2,023	0.36	2.3	-	23	150	-
Indicated	22,290	0.36	2.3	-	258	1,634	-
Open Pit M&I (low grade)	24,313	0.36	2.3	-	282	1,784	-
Combined M&I
Measured	4,579	0.78	2.8	-	115	417	-
Indicated	53,508	1.00	3.6	-	1,729	6,152	-
Total Rainy River M&I	58,087	0.99	3.5	-	1,844	6,569	-
NEW AFTON
A&B Zones
Measured	17,155	0.63	2.0	0.83	348	1,090	313
Indicated	10,689	0.46	2.4	0.68	159	824	159
A&B Zone M&I	27,844	0.57	2.1	0.77	507	1,909	473
C-Zone
Measured	6,424	0.91	2.3	1.07	188	471	152
Indicated	11,918	0.74	2.1	0.88	284	816	231
C-Zone M&I	18,342	0.80	2.2	0.95	472	1,284	383
HW Lens
Measured	-	-	-	-	-	-	-
Indicated	11,841	0.50	2.0	0.43	191	750	111
HW Lens M&I	11,841	0.50	2.0	0.43	191	750	111
Total New Afton M&I	58,038	0.63	2.1	0.76	1,170	3,970	968
MESQUITE
Measured	4,297	0.43	-	-	59	-	-
Indicated	75,859	0.46	-	-	1,122	-	-
Total Mesquite M&I	80,156	0.46	-	-	1,181	-	-
BLACKWATER
Direct processing resources
Measured	288	1.39	6.6	-	13	61	-
Indicated	45,440	0.84	4.7	-	1,227	6,866	-
M&I (direct proc.)	45,728	0.84	4.7	-	1,240	6,927	-
Low grade resources
Measured	11	0.29	7.4	-	-	3	-
Indicated	15,831	0.32	3.9	-	162	1,985	-
M&I (low grade)	15,842	0.32	3.9	-	162	1,988	-
Total Blackwater M&I	61,570	0.71	4.5	-	1,402	8,915	-
Total M&I Exclusive of Reserves					5,597	19,454	968

Notes to the Mineral Reserve and Mineral Resource estimates are provided on pages 19-20.

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INFERRED MINERAL RESOURCES

		Metal grade			Contained metal
	Tonnes 000’s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
RAINY RIVER
Direct processing
Open Pit	6,016	1.20	3.4	-	232	650	-
Underground	1,271	3.68	3.8	-	150	156	-
Total Direct Processing	7,286	1.63	3.4	-	382	806	-
Low grade resources
Open Pit	6,219	0.37	1.6	-	74	318	-
Rainy River Inferred	13,505	1.05	2.6	-	456	1,124	-
NEW AFTON
A&B-Zone	7,564	0.35	1.3	0.35	85	322	58
C-Zone	7,688	0.43	1.3	0.48	106	325	72
HW Lens	-	-	-	-	-	-	-
New Afton Inferred	15,253	0.39	1.3	0.41	192	647	131
MESQUITE	8,871	0.38	-	-	107	-	-
BLACKWATER
Direct processing	13,933	0.76	4.0	-	341	1,792	-
Low grade resources	4,225	0.32	3.5	-	44	475	-
Blackwater Inferred	18,159	0.66	3.9	-	385	2,267	-
Total Inferred					1,140	4,038	131

Notes to the Mineral Reserve and Mineral Resource estimates are provided on pages 19-20.

The Company has entered into an agreement to sell the Peak Mines – see “Developments – Mines and Projects – Peak Mines” on page 10 – and Peak Mines is classified as a discontinued operation in the Company’s audited consolidated financial statements for the year ended December 31, 2017. Set out below are the Mineral Reserve and Mineral Resource estimates for Peak Mines as at December 31, 2017.

PEAK MINES MINERAL RESERVES & RESOURCES
		Metal grade			Contained metal
	Tonnes 000’s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
MINERAL RESERVES
Proven	1,460	2.94	9.9	1.42	138	464	46
Probable	1,400	2.41	8.6	1.24	107	381	38
Total Peak Mines P&P	2,860	2.68	9.2	1.33	246	845	84
Measured and Indicated Resources EXCLUSIVE OF RESERVES
Measured	1,500	3.11	7.8	1.01	150	370	33
Indicated	4,100	1.74	6.4	1.70	230	850	150
Total Peak Mines M&I	5,500	2.10	6.8	1.52	380	1,220	183

		Metal grade					Contained metal
INFERRED RESOURCES	Tonnes 000’s	Gold g/t	Silver g/t	Copper %	Lead %	Zinc %	Gold Koz	Silver Koz	Copper Mlbs	Lead Mlbs	Zinc Mlbs
Gold-Copper resources	2,620	1.32	6.4	1.94	NA	NA	113	553	115	NA	NA
Silver-Lead-Zinc resources	2,300	1.95	29.4	0.29	4.73	5.76	140	2,200	15	240	290
Total Peak Inferred

Notes to the Mineral Reserve and Mineral Resource estimates are provided on pages 19-20.

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Notes to Mineral Reserve and Resource Estimates

1.	New Gold’s Mineral Reserves and Resources have been estimated in accordance with the CIM Standards, which are incorporated by reference in NI 43-101.

2.	All Mineral Resource and Mineral Reserve estimates for New Gold’s properties and projects are effective December 31, 2017.

3.	New Gold’s year-end 2017 Mineral Reserves and Mineral Resources have been estimated based on the following metal prices and foreign exchange rate criteria:

	Gold $/ounce	Silver $/ounce	Copper $/pound	Lead $/pound	Zinc $/pound	CAD	AUD	MXN
Mineral Reserves	$1,275	$17.00	$2.75	N/A	N/A	1.30	1.30	18.00
Mineral Resources	$1,375	$19.00	$3.00	$1.00	$1.20	1.30	1.30	18.00

4.	Lower cut-offs for the Company’s Mineral Reserves and Mineral Resources are outlined in the following table:

Mineral Property		Mineral Reserves LOWER cut-off	Mineral Resources LOWER Cut-off
Rainy River	O/P direct processing:	0.30 – 0.50 g/t AuEq	0.30 – 0.50 g/t AuEq
	O/P low grade material:	0.30 g/t AuEq	0.30 g/t AuEq
	U/G direct processing:	2.20 g/t AuEg	2.00 g/t AuEq
New Afton	Main Zone – B1 & B2 Blocks:	C$ 17.00/t	All Resources: 0.40% CuEq
	B3 Block & C-Zone:	C$ 24.00/t
Mesquite	Oxide:	0.14 g/t Au (0.0045 oz/t Au)	0.12 g/t Au (0.0038 oz/t Au)
	Transitional & Non-ox:	0.28 g/t Au (0.0090 oz/t Au)	0.25 g/t Au (0.0081 oz/t Au)
Blackwater	O/P direct processing:	0.26 – 0.38 g/t AuEq
All Resources: 0.40 g/t AuEq
	O/P low grade material:	0.32 g/t AuEq
Peak Mines	All ore types:	A$ 80/t to A$140/t	A$ 85/t to A$ 150/t

5.	New Gold reports its measured and indicated mineral resources exclusive of mineral reserves. Measured and indicated mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred Mineral Resources have a greater amount of uncertainty as to their existence, economic and legal feasibility, do not have demonstrated economic viability, and are likewise exclusive of mineral reserves. Numbers may not add due to rounding.

6.	Mineral resources are classified as measured, indicated and inferred based on relative levels of confidence in their estimation and on technical and economic parameters consistent with the methods most suitable to their potential commercial extraction. Where different mining and/or processing methods might be applied to different portions of a mineral resource, the designators ‘open pit’ and ‘underground’ are used to indicate the envisioned mining method. Likewise in certain instances, the designators ‘oxide’, ‘transitional’, ‘non-oxide’ and ‘sulphide’ have likewise been applied to indicate the type of mineralization as it relates to the appropriate mineral processing method and expected payable metal recoveries, and the designators ‘direct processing’ and ‘lower grade reserves’ or ‘lower grade resources’ have been applied to differentiate material envisioned to be mined and processed directly from

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material to be mined and stored separately for future processing. Mineral reserves and mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing and other risks and relevant issues. Additional information regarding mineral reserve and mineral resource estimation, classification, reporting parameters, key assumptions and associated risks for each of New Gold’s material properties are provided in the respective NI 43-101 Technical Reports, which are available at www.sedar.com.

7.	Rainy River Project: In addition to the criteria described above, mineral reserves and mineral resources for the Rainy River project are reported according to the following criteria: Underground mineral reserves are reported peripheral to and/or below the open pit mineral reserve pit shell, which has been designed and optimized based on a $1,275/oz gold price. Open pit and underground mineral resources are reported based on a $1,375/oz gold price. Open pit mineral resources are reported from within an open pit resource shell that extends to a depth of approximately 400 metres from surface. Underground mineral resources are reported below and peripheral to the mineral resource pit shell. Approximately forty percent (40%) of the gold metal content defined as underground mineral reserves is derived from material located between the mineral reserve pit shell and the mineral resource pit shell; the remaining sixty percent (60%) of the metal content defined as underground mineral reserves is derived from material located below the mineral resource pit shell. Open pit mineral resources exclude material reported as underground mineral reserves.

8.	Qualified Person: The preparation of New Gold's mineral reserve and mineral resource estimates has been done by Qualified Persons as defined under NI 43-101, under the oversight and review of Mr. Mark A. Petersen, a Qualified Person under NI 43-101.

MINERAL PROPERTIES

Rainy River Mine, Canada

Project Description, Location, Access, Infrastructure and Other Information

The Rainy River Mine is located in the southern half of Richardson Township, approximately 50 kilometres northwest of Fort Frances in northwestern Ontario, Canada. Regional population centres Kenora and Thunder Bay lie 162 kilometres to the north and 418 kilometres to the east, respectively. Access to the Project area is via secondary all-weather roads branching off Trans-Canada Highways 11 and 71. An east-west rail line is located 21 kilometres to the south, populated by a number of small towns and villages. Temperature extremes generally range from 35 degrees Celsius to minus 40 degrees Celsius. Annual precipitation averages approximately 60 centimetres rainfall and 150 centimetres snowfall. Mining activities are conducted year-round.

Terrain in the vicinity of the Rainy River Mine is dominated by a distinct northwest to southeast divide known as the Rainy Lake-Lake of the Woods Moraine. Topography is relatively gentle, with relief ranging from zero southwest of the divide to up to 90 metres northeast of the divide. In areas of low relief, bedrock typically is overlain by glacial till, thick silts and clays and, in poorly drained areas, by thick peat.

The Rainy River Mine occupies approximately 6,050 hectares, comprising 87 patented mining rights and surface rights claims (including 8 leasehold interest mining rights and/or surface rights claims). In addition, the Company has a land package of approximately 17,240 hectares surrounding the mine site, including patented mining rights and/or surface rights and unpatented claims. All unpatented claims are in good standing and assessment work credits are sufficient to maintain that standing for several years.

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All claims are held in the name of New Gold. The currently defined mineral reserves and mineral resources lie largely within nine patented claims. Portions of the presently defined mineral reserves and mineral resources are covered by either a 2% NSR royalty or a 10% net profits interest royalty. In addition, New Gold has agreed to financial participation in the Project in the form of royalties in favour of certain First Nations.

In July 2015, New Gold entered into a $175 million streaming agreement with Royal Gold in which Royal Gold agreed to provide New Gold with an upfront deposit of $175 million, which was used for the development of the Rainy River Mine, in return for: (i) 6.5% of the Project’s gold production up to a total of 230,000 ounces of gold, and 3.25% of the Project’s gold production thereafter; and (ii) 60% of the Project’s silver production up to a total of 3.1 million ounces of silver, and 30% of the Project’s silver production thereafter. In addition to the upfront deposit, Royal Gold will pay 25% of the average spot gold or silver price at the time each ounce of gold or silver is delivered under the stream. Royal Gold paid $100 million of the deposit on signing of the agreement, with the remaining $75 million paid in November 2016 after 60% of the Project development capital had been spent.

History

Exploration commenced in the Rainy River area during the period 1967 to 1989, during which time the Ontario Geological Survey conducted sporadic geologic mapping, and companies including Noranda, International Nickel Corporation of Canada, Hudson’s Bay Exploration and Development and Mingold Resources were active in the area.

Nuinsco Resources Limited (“Nuinsco”) initiated exploration of the area in 1990. During the period 1993 through 2004, Nuinsco engaged in geologic mapping, geochemical grid sampling, magnetic and IP geophysical surveys and Landsat remote sensing studies. Additionally, Nuinsco completed 597 reverse circulation holes and 217 diamond drill holes (49,515 metres) during the period. The program resulted in the discovery of three significant zones of gold mineralization (the 17, 34 and 433 Zones). Nuinsco drilled a final eight diamond drill holes (1,549 metres) in 2004 to test the depth continuity of the 34 Zone.

RRRL acquired a 100% interest in the Rainy River Mine from Nuinsco in June 2005. RRRL re-logged portions of historical core, established a GIS database, conducted petrographical studies, and carried out airborne and ground-based geophysical surveys. During the period 2005 through 2007, RRRL drilled more than 100 reverse circulation holes and 209 diamond drill holes (95,340 metres), sufficient to complete the first of a number of mineral resource estimates. Additional diamond drilling by RRRL from 2008 through February 2011 totaled 449 diamond drill holes (239,329 metres).

A Preliminary Economic Assessment was published in December 2011 and updated in October 2012 based on an additional 375 diamond drill holes (181,682 metres) drilled from March to December 2011. RRRL published a Feasibility Study for the Project in May 2013 based on 1,435 diamond drill holes (662,849 metres) representing drill results through June 10, 2012.

RRRL drilled an additional 225 diamond drill holes (77,969 metres) between August 2012 and June 2013, focusing on the Intrepid Zone situated one kilometre east of the proposed open pit. By June 2013, a number of significant gold mineralized zones had been defined over a 3.5-kilometre strike length. New Gold acquired the Rainy River Mine through its purchase of RRRL in 2013. New Gold completed an updated Feasibility Study in January 2014 incorporating the previous exploration results.

In 2015, New Gold acquired Bayfield Ventures Ltd. (“Bayfield”), which held a 100% interest in six patented mining rights claims and six unpatented claims totaling approximately 11 square kilometres adjacent to the Rainy River Mine.

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Geological Setting and Mineralization

The Rainy River Mine lies within the Rainy River Greenstone Belt, part of the larger Late Archean age Wabigoon Subprovince of komatiitic to calc-alkaline metavolcanics overlain by clastic and chemical sediments and intruded by granitoid batholiths. The intrusions deformed their host rocks into synformal fold structures, often producing shear zones along the axial planes. The Archean rocks are overlain by remnant Mesozoic age sediments and Quaternary Labradorian age till of northeastern provenance containing anomalous gold grains, auriferous pyrite and copper-zinc sulphides. The till is overlain by glacially-derived clays, silts and younger till of western provenance.

Rocks within the immediate area of the mine comprise a series of tholeiitic mafic rocks structurally overlain by calc-alkalic intermediate to felsic metavolcanic rocks. Rocks of intermediate dacitic composition host most of the gold mineralization.

Three main styles of gold and silver mineralization have been identified within a large cluster of multiple deposits: gold-bearing sulphide ± quartz stringers and veins in felsic quartz-phyric rocks (ODM/17 and 34, Beaver Pond, 433 and HS Zones); quartz-ankerite-pyrite shear veins in mafic volcanic rocks (CAP/South Zone); and sulphide-bearing silver-enriched quartz veinlets in dacitic tuffs and breccias (Intrepid Zone). A fourth style of mineralization characterized by copper-nickel-platinum minerals occurs within a small younger mafic-ultramafic intrusion (34 Zone) situated within the main cluster of gold and silver deposits. All deposits show some degree of deformation, excepting the copper-nickel-platinum-bearing type. Most of the gold mineralization identified to date occurs in the sulphide-bearing stringers and veins within the felsic quartz-phyric rocks.

Mineralized zones hosted by the felsic rocks generally follow the regional northwesterly strike and southerly dip of stratigraphy. The largest of these is the ODM/17 Zone which extends 1600 metres along strike, 975 metres down dip, and has an average true width of 200 metres.

The Rainy River mineralization is interpreted to be a hybrid deposit type consisting of early gold-rich volcanogenic sulphide mineralization overprinted by shear-hosted mesothermal gold mineralization associated with regional deformation. A final stage of hydrothermal mineralization in the main auriferous zones crosscuts both types of earlier mineralization.

Exploration and Drilling

Exploration and drilling undertaken in the area of the mine prior to New Gold’s acquisition of the property through its acquisition of RRRL are summarized in the section entitled “History”.

Since New Gold’s acquisition of RRRL, the Company has focused its exploration efforts within a five kilometre radius of the central mine development area. From January 2014 through December 2017, a total of 96,750 metres of core drilling in 353 holes have been completed to evaluate the potential to extend and improve classification confidence for the mineral resource both laterally and at depth, and to provide geotechnical information for the mining operation. The results of this drilling in combination with the historic drilling described above provide the basis for the current mineral resource and mineral reserve estimates.

Sampling and Analysis

There are no records describing the sampling and analytical methods used by Nuinsco during its drilling programs. Mineralized sections of core were re-sampled and analyzed by RRRL to incorporate into the drill database.

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Sampling and analysis of core has been conducted via industry best practices under New Gold, RRRL and Bayfield drilling programs. Sampling was typically conducted at nominal 1.5 metre intervals, though Bayfield sampling intervals vary from 0.5 to 1.5 metres in length. Core was sawn and half placed in sample bags for laboratory analysis. Certified reference standards, blanks and duplicates were systematically inserted into the sample batches to be shipped to the lab. Samples were collected on site by a Fort Frances shipping company and delivered directly to the laboratory.

RRRL used two principal accredited laboratories for analyses: ALS Vancouver, British Columbia from 2005 to 2006 and from early 2011 onward; and Accurassay Laboratories in Thunder Bay, Ontario from 2006 to 2011. Bayfield’s drill core was analyzed by Activation Laboratories (“Actlabs”), an accredited laboratory located in Thunder Bay, Ontario. New Gold uses ALS for the analysis of all of its exploration and resource delineation drilling at the Rainy River Mine. Since the start of commercial production in late 2017, analyses of grade control samples for the open pit (and future underground) mine are done by an onsite analytical laboratory. All of these laboratories use standard industry analytical procedures: fire assay procedures for precious metal analyses; aqua regia digestion and atomic absorption spectrometry for metal analyses. Each laboratory employs an internal QA/QC program in accordance with its accreditation requirements. Additionally, the company employs a separate set of best practice QA/QC protocols for all of its exploration and grade control sampling programs.

Data verification includes site visits to inspect procedures, QA/QC data validation and examination of database accuracy. An overall improvement in the performance of quality control samples has been noted since ALS’s 2011 reinstatement as the primary laboratory for the Rainy River Mine. The results of data verification to date indicate the data collected from the Rainy River Mine adequately reflect deposit dimensions, style, and true widths of mineralization; adequately support the geological interpretations; and are of sufficient analytical and database quality for use in mineral resource estimation.

Mineral Processing and Metallurgical Testing

Metallurgical testing was performed to evaluate the mineralogy of the deposit and contribute to the design of the Rainy River Mine’s processing plant and tailings facility. A number of studies and tests were performed as part of the testing program, including mineralization, comminution, gravity separation, flotation, flotation concentrate leaching, whole ore leaching, cyanide destruction testwork and environmental testwork. It was determined that whole rock leaching with gravity separation was the most economical processing alternative for the ore mainly because, among other reasons, it required less energy and cyanide inputs than other processing alternatives.

Infrastructure, Permitting and Compliance Activities

Infrastructure and local terrain are accessible, with numerous gravel/paved roads, power and water resources and areas for tailings management facilities available within close proximity. Personnel for the mine, including skilled trades and professions, have been and will continue to be sourced through a combination of local hiring and recruitment.

Power is supplied to the mine through a connection to a provincial transmission line approximately 17 kilometres to the east. There is a supply of water in the area from the Pinewood River, and a pipeline has been constructed from the Pinewood River to the site. A site water management pond contains water for mineral processing. Other infrastructure includes open pit infrastructure, the processing plant, tailings facility and administrative offices. The updated Feasibility Study also contemplates development of an underground mine. New Gold expects to commence development of the underground mine in the second half of 2018.

In 2012, RRRL (prior to its acquisition by New Gold), and six Rainy River-area First Nations entered into a Participation Agreement with respect to the development and operation of the Rainy River Mine.  The Participation Agreement

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identifies key project milestones to be met through mutual cooperation and consultation with the First Nations. In 2014, the Company concluded an Impacts and Benefits Agreement with Naicatchewenin First Nation and Rainy River First Nations embracing commitments to environmental and sustainable development and ensuring that First Nation communities and members benefit from opportunities resulting from the Project in their traditional territory. The Company also concluded Participation Agreements with the Métis Nation of Ontario in 2014, the Big Grassy River First Nation in 2015, the Naotkamegwanning First Nation, the Ojibways of Onigaming First Nation and the Anishinaabeg of Naongashing First Nation in 2017, and the Animakee Wa Zhing 37 First Nation in 2018. The Participation Agreements provide for how each of these communities will benefit from the Rainy River Mine. New Gold has ongoing dialogue with local communities and various First Nations in the area surrounding the Rainy River Mine.

During the course of construction of the water and tailings management area (“TMA”) at the Rainy River Mine, deformations were identified at one of the dams associated with such facilities. In line with best practices in Canada, the Company has established an Independent Tailings Review Board (“ITRB”), which is comprised of four independent experts, to provide input with respect to tailings management at New Gold’s operations and projects in Canada. After receiving feedback from the ITRB and the Ministry of Natural Resources and Forestry (“MNRF”) and completion of additional geotechnical drilling to further investigate the ground conditions, New Gold redesigned Rainy River’s tailings management facility. The final redesign included the use of flatter slopes, rock toe buttresses and wick drains, and New Gold also implemented enhanced construction management procedures. The Company has decided to extend aspects of the redesign across all of the water and tailings management facilities. The Company received approval to recommence construction of the TMA from MNRF in mid-November 2016. On September 28, 2017, New Gold announced that the amendment to Schedule 2 of the Metal Mining Effluent Regulations under the Fisheries Act (Canada) to close two small creeks and deposit tailings under the Fisheries Act (Canada), had become effective, which was also required to complete construction of the TMA. Construction of the TMA continues and is expected to be completed in 2018. To accommodate production until construction of the full TMA is completed, the TMA incorporates a start-up tailings cell which will provide capacity for approximately six months of tailings and a second cell which provides capacity for approximately an additional 12 months of tailings.

In 2017, New Gold was subject to charges in relation to two incidents from 2016.  Specifically, on July 13, 2017, New Gold was charged with five breaches of the Environmental Protection Act (Ontario) in connection with alleged effluent discharges at the Rainy River project in July 2016 in excess of permit limits. On November 9, 2017, New Gold plead guilty to discharging un-ionized ammonia above the EPA limit on July 27, 2016 and failing to report a July 20, 2016 discharge above the standard for un-ionized ammonia. The three remaining charges were withdrawn. New Gold was sentenced to a fine of $100,000 for the July 27, 2016 discharge and $50,000 for the failure to report the July 20, 2016 discharge. A mandatory victim surcharge of 25% applies to the fines, for a total amount owing of $187,500.  In addition, on July 24, 2017, New Gold was charged with two breaches of the Lakes and Rivers Improvement Act (Ontario) in connection with water allegedly overtopping a dam on the Rainy River construction site prior to completion of construction of the dam. New Gold takes all environmental incidents seriously and is progressing this matter.

The mine closure plan was accepted by the Ontario Ministry of Northern Development and Mines (“MNDM”) on February 23, 2015. As of December 31, 2017, bonding of C$83.9 million had been posted pursuant to the closure plan. The undiscounted closure cost liability for Rainy River as at December 31, 2017 is estimated to be $87.9 million. An updated closure plan is expected to be approved by MNDM in 2018, which may affect the amount required for reclamation security. It is expected the updated closure plan will have include phasing in greater bonding requirements consistent with the expected development and operational activities in the initial years of operations.

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Mineral Reserve and Mineral Resource Estimates

The Rainy River Mine Mineral Reserves, effective December 31, 2017, are summarized in the “Mineral Reserve Estimates” table. The Rainy River Mine Mineral Resources, effective December 31, 2017, are summarized in the “Measured and Indicated Mineral Resource Estimates (Exclusive of Mineral Reserves)” and “Inferred Mineral Resource Estimates” tables. See “Description of Business – Summary of Mineral Reserve and Mineral Resource Estimates” on page 15. The parameters, assumptions and methodologies applied in generating the mineral reserve and mineral resource estimates are considered reasonable and appropriate. Furthermore, the mining, metallurgical, infrastructure, permitting and other relevant factors relating to the Rainy River Mineral Reserves and Mineral Resources fully support these estimates.

Mining Operations

The Rainy River Mine commenced processing ore on September 14, 2017 and completed its first gold pour on October 5, 2017. Commercial production was achieved on October 19, 2017. Development of the underground mine will begin in the second half of 2018. The projected life of the Rainy River Mine extends through 2032 based on current mineral reserves and throughput levels.

As the mine is now fully operational, the Company is currently completing an update of the life-of-mine plan for Rainy River. The update will incorporate the insights and refinements in expectation gained from both the successful commissioning and production experience over the first few months of operation. The focus for 2018 will be on optimizing throughput at the mill, which has a 21,000 tonne per day nameplate capacity, as well as advancing initiatives to potentially increase production.

Mining Methods

Surface mining uses a conventional truck/shovel open-pit mining method, with 10 metre benches. The pit was designed considering the geology of the bedrock, which is considered to have a good rock mass rating and geological strength index for an open pit design.

Underground reserves will be mined by longhole open stope backfilled with cemented aggregate fill. Rock mass conditions are generally good and little water ingress is anticipated. A portion of underground waste rock to be extracted will be used for rock fill.

Recovery Methods

Run-of-mine material is delivered to a common gyratory crusher for size reduction, stockpiling and delivery to the processing plant. The processing plant is a SAG/ball mill/crusher circuit feeding a whole-ore-leach gold-silver recovery plant. A portion of the coarser material will be subjected to a gravity circuit. The gravity concentrate will be sent to a cyanidation reactor and electrowinning cell for gold and silver extraction. Ground mineralized material will be thickened, passed through a leaching and carbon-in-pulp extraction circuit, and subjected to carbon stripping and electrowinning prior to being smelted into a gold-silver doré. Life-of-mine recoveries are expected to be approximately 90% for gold and approximately 55% for silver. The mill’s nameplate capacity is 21,000 tpd, or 7.7 mtpa. The milling rate for December 2017 averaged 21,000 tpd, and the focus for 2018 will be on optimizing the milling process as well as advancing initiatives to potentially increase throughput beyond the 21,000 tpd.

Capital and Operating Costs

During 2017, the Rainy River Mine produced 37,047 ounces of gold (including pre-commercial production) at an operating expense per ounce of gold sold of $442 and all-in sustaining costs of $1,594 per ounce.  In 2018, the Rainy River Mine is expected to produce between 325,000 and 365,000 ounces of gold with an expected operating expense per

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gold ounce sold of between $430 and $470 per ounce and all-in sustaining cost of between $990 and $1,090 per ounce.  2018 guidance assumes a $17 per ounce silver price and a foreign exchange rate of C$1.25 to one United States dollar.  All-in sustaining costs per ounce is a non-GAAP measure.  See “Non-GAAP Measures” on page 5. Sustaining capital expenditures at the Rainy River Mine are expected to be approximately $195 million in 2018. Below is a breakdown of expected capital expenditures and expected all-in sustaining costs at the Rainy River Mine for 2018.

2018 Expected Capital Expenditures(1)		2018 Expected All-in Sustaining Costs/ gold oz sold
Sustaining Capital(2)	$195	Operating Expense	$430 – $470
Growth Capital(2)	$20	+ non-GAAP expense adjustments	~$25
Total	$215	and by-product revenue(3)
		+ sustaining expenditures(4)	~$565
		Total All-in Sustaining Costs	$990 - $1,090
(1)	In millions.
(2)	Based on the Company’s 2018 estimated capital expenditures. Sustaining capital excludes expenditures related to growth-related initiatives. Growth capital excludes sustaining capital.
(3)	Includes adjustments for non-cash expenses, including inventory write-downs, that are included in operating expenses as well as revenue from the sale of silver by-product. See “Non-GAAP Financial Performance Measures” in New Gold’s MD&A.
(4)	Includes sustaining capital expenditures, capitalized and expensed exploration that is sustaining in nature, and environmental reclamation costs. See “Non-GAAP Financial Performance Measures” in New Gold’s MD&A.

Exploration and Development

2018 will be the first full year of production for the Rainy River Mine. The Company expects to gather and incorporate insights from this early period of production experience. Sustaining capital expenditures are expected to be significantly higher in 2018 than the life of mine average as construction of the TMA is completed, including construction of the foundation of the full tailings dam. Growth development capital expenditures in 2018 will primarily include development of the underground, which is scheduled to begin in the second half of the year. Reconnaissance level exploration is also planned in 2018 to identify new areas of potential mineralization within the Company’s broader mineral tenure in the region.

New Afton Mine, Canada

Project Description, Location, Access and Other Information

The New Afton Mine is located approximately 350 kilometres northeast of Vancouver in the south-central interior of British Columbia. The property is 10 kilometres from the regional hub of Kamloops and is easily accessible by paved road. The mine has a continental, semi-arid climate, with light winter snow and infrequent rain during the spring, summer and fall. Summer temperatures can reach 38 degrees Celsius and winter temperatures are generally at, or near, freezing.

The New Afton Mine occupies the site of the historic Afton mine and includes an open pit (currently inactive), underground workings and support facilities. The New Afton deposit extends to the southwest from immediately beneath the Afton open pit. As it is currently defined, the deposit hosts a mineral resource comprised of the A&B-zones, the C-zone and the Hanging Wall Lens. The A&B-zones host the portion of the mineral reserve which is currently being mined. The C-zone contains additional mineral reserves and was the subject of the C-zone Feasibility Study completed in January 2016. The Hanging Wall Lens is a satellite mineral resource located adjacent to the historic Afton open pit.

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The Company’s holdings in the area comprise the Afton group of claims and the Ajax group of claims. The New Afton Mine lies within the Afton group. The Afton group consists of a 902-hectare mining lease issued by the Ministry of Energy, Mines and Petroleum Resources on November 29, 2006 (“Afton Mining Lease”) and 62 mineral claims totaling 9,360 hectares. The Company also holds surface rights on approximately 1,603 hectares surrounding the New Afton Mine. Sufficient surface rights have been obtained for current operations at the property.

New Gold holds an option to acquire three fee simple properties located to the south of the New Afton mine site (the “Ranch Option Lands”) and mineral claim no. 1023220 which is also located to the south of the New Afton mine site. The Ranch Option Lands and the lands on which mineral claim no. 1023220 are located are currently used for ranching purposes. The option to acquire the Ranch Option Lands expires on December 11, 2019.

History

The first significant mining-related activity in the Afton area commenced in 1970, when drilling by Afton Mines Ltd. intercepted 52 metres of 0.4% copper in what ultimately became the Afton deposit. During the subsequent three years, over 45,700 metres of drilling was carried out by a number of operators.

Teck Corporation and Iso Mines Ltd. acquired the Afton property in 1973 and initiated engineering and metallurgical studies. Commercial production commenced at the Afton open pit mine in late 1977. Mining took place at the Afton, Crescent, Pothook and Ajax pits. The mine closed in 1997.

In 1999, the Company acquired an option on the property, staked additional claims and in 2000 began a concerted exploration program to test the potential for additional mineralization extending beyond the Afton open pit. This work resulted in the successful delineation of the New Afton underground mineral resource.

Geological Setting and Mineralization

The New Afton deposit is a copper-gold, alkalic porphyry system situated within the Iron Mask batholith complex. The Iron Mask complex is part of the Paleozoic age island-arc assemblage known as the Quesnel Terrane. Regional-scale fault zones are believed to be the principal control to intrusion of the batholithic rocks and related copper and gold mineralization in the New Afton area.

Mineralization is characterized by discontinuous copper sulphide veinlets and disseminations (principally chalcopyrite and minor bornite) at brecciated margins between altered porphyry intrusives and volcanic rocks of the Triassic Nicola Formation. The copper sulphides are replaced by tennantite-tetrahedrite locally and along faults that transect the mineralized body. Native copper with accessory chalcocite occurs in minor amounts within highly oxidized near-surface portions of the deposit. Gold and silver generally occur as electrum grains within the chalcopyrite and bornite.

The bulk of the New Afton deposit forms a tabular, nearly vertical, southwest-plunging zone of continuous mineralization measuring 1.4 kilometres long by approximately 100 metres wide, with a down-plunge extent of over 1.5 kilometres. The deposit plunges toward the southwest where it remains open at depth.

Exploration and Drilling

The Company initiated surface drilling at New Afton in 2000, and in 2001 completed an initial scoping study which was followed by further definition drilling. A subsequent more advanced scoping study was completed in 2004.

In November 2004, an underground access portal was excavated in the former Afton open pit and a ramp driven 2,200 metres to provide access for underground sampling, infill drilling and further exploration drilling.

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In late 2005 New Gold commissioned a Feasibility Study which was completed in 2007 and laid the foundation for the current mining operation. Exploration prior to and subsequent to the 2007 Feasibility Study has focused primarily on the delineating mineral resources within and immediately adjacent to the New Afton deposit. Exploration beyond the limits of the deposit has involved preliminary scout drilling of satellite targets identified within the Afton mine lease and generative reconnaissance level exploration of the Company’s broader regional mineral tenure.

During the period from 2000 through 2017 a series of diamond bit core drilling campaigns have been conducted at New Afton to delineate the main B-zone mineral resource currently being mined and additional resources located in the adjacent Hanging Wall Lens zone to the south and underlying C-zone. Additionally, reconnaissance scout drilling has been conducted to test the potential of other exploration targets located within the Afton mining lease. Drilling completed from 2000 to 2017 comprises 557 core holes totaling 254,151 metres, the results of which have been incorporated into the Company’s mineral reserve and mineral resource estimates.

New Gold has likewise completed a series of airborne and ground-based geophysical surveys over its mineral tenure in the immediate mine area and broader region. The results of this work are being used to support ongoing exploration of the New Afton district.

Sampling and Analysis

Sampling protocols have remained generally consistent among the different drill campaigns with a few incremental improvements over time. Sampling intervals have averaged two metres in all campaigns since 2003. Routine insertion of blanks and standards into the sample stream has been conducted since 2005. Drilling protocols in place at New Afton meet or exceed common industry standards.

Sample preparation, which involves drying, crushing and pulverizing rock to produce a pulp sample sufficient for analysis, has been conducted according to accepted industry practice. Analytical work prior to July 2012 was conducted by ALS Global of Kamloops, British Columbia (formerly EcoTech Laboratories Ltd.). Since July 2012, sample preparation and analyses have been performed by Activation Labs of Kamloops, British Columbia. Analytical procedures for samples collected during the 2000-2003 drilling programs included conventional fire assay with an AA or ICP finish for gold and palladium, and AA for copper and silver. During 2005 and all subsequent drilling programs, copper and silver assays were determined using standard acid digestion followed by an AA finish. Gold and palladium were determined using fire assay followed by an AA finish.

Sampling and analytical protocols are considered to have been appropriate and consistent with common industry practice, data quality is adequate for resource estimation, and protocols for data acquisition and management are reasonable.

Mineral Processing and Metallurgical Testing

Metallurgical testing was performed to evaluate the mineralogy of the deposit and contribute to the design of the New Afton Mine’s processing plant and tailings facility. A number of studies and tests were performed as part of the testing program, including mineralogical studies, modal analysis, grinding tests, flotation tests, gravity tests, variability tests and dewatering tests. It was determined that conventional crushing, grinding and concentration processes were appropriate given the mineralogy of the deposit.

The deposit consists primarily of primary hypogene sulphide mineralization, but some secondary supergene sulphide and native copper mineralization is also present. Localized elevated arsenic concentrations in the deposit which may pose an economic concern for the concentrate produced are mitigated through ore blending. Supergene ore is expected to

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impact the New Afton mill feed around 2019 and will require an additional step in the processing circuit to recover native copper and free gold. Current metallurgical studies are investigating gravity separation, jigging, dense media separation and coarse particle flotation methods to address the requirements of the supergene ore.

Infrastructure, Permitting and Compliance Activities

Power is supplied to the New Afton Mine via its connection to the BC Hydro grid through a substation located approximately one kilometre away. Water is supplied from Kamloops Lake through an approximately four-kilometre pipeline.

Two First Nations, the Tk’emlúps te Secwépemc and the Skeetchestn Indian Band (collectively, the “SSN”) have asserted Aboriginal rights and interests in the Mine area. A formal agreement between the SSN and New Gold dated March 20, 2008, and amended and restated November 14, 2011 (“Participation Agreement”) provides the SSN’s consent to the New Afton Mine and agreement not to challenge any New Gold interests or permits related to the mine before a court of law. New Gold has undertaken to provide the SSN with certain economic and social benefits, including education, training, employment and business opportunities. In accordance with the Participation Agreement, New Gold must make annual payments into a trust created for the benefit of SSN members. Furthermore, New Gold must pay the trust, in each year in which commercial production occurs at the mine, a percentage of net smelter returns ranging from 0.5% to 2%, depending on the price of copper and whether New Gold has recovered its development and construction costs, subject to an annual minimum amount.

On October 31, 2007, the Ministry of Energy, Mines and Petroleum Resources issued Mine Permit M-229 approving the work system and reclamation program for the New Afton Mine. The Mine Permit will need to be amended in the future to allow mining of the B3-block and C-zone. The Mine Permit obligates New Gold to post reclamation security of C$9.5 million. This amount is based on the mine closure plan filed in 2012, which will be updated in 2018. It is expected that the reclamation security requirement will increase with the updated closure plan to be more in line with New Afton’s undiscounted closure liability due to several factors including the acquisition of historic Afton mine tailings facility and extension of post-closure monitoring from five to twenty years to better align with industry standards. As at December 31, 2017, the Company has posted this security in the form of an irrevocable standby letter of credit. The undiscounted closure cost liability for the New Afton Mine as at December 31, 2017 is estimated to be C$14.8 million based on a third party cost estimate. New Gold expects to incur this obligation between 2017 and 2028. The site is considered a zero discharge facility with regard to liquid effluents. All waste waters are either deposited in the tailings area and recycled to the processing plant or treated offsite.

Mineral Reserve and Mineral Resource Estimates

The New Afton Mineral Reserves, effective December 31, 2017, are summarized in the “Mineral Reserve Estimates” table. The New Afton Mineral Resources, effective December 31, 2017, are summarized in the “Measured and Indicated Mineral Resource Estimates (Exclusive of Mineral Reserves)” and “Inferred Mineral Resource Estimates” tables. See “Description of Business – Summary of Mineral Reserve and Mineral Resource Estimates” on page 15.

The parameters, assumptions and methodologies applied in generating the mineral reserve and mineral resource estimates are considered reasonable and appropriate. Furthermore, the mining, metallurgical, infrastructure, permitting and other relevant factors relating to the New Afton mineral reserves and mineral resources fully support these estimates. It has been noted, however, that the ground subsidence that has occurred to date is slightly offset from the original mine plan design, an offset which is thought to be driven largely by a weaker rockmass located south of the underground block cave footprint. A large expansion of the existing subsidence monitoring network was implemented in 2016 and 2017 which has further improved the Company’s ability to accurately track and monitor changes in the surface

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subsidence profile and the rockmass at depth and to implement appropriate measures to mitigate any potential impact of such subsidence, including any impact to the mineral reserves, as appropriate. Real time monitoring that was incorporated into the in instrumentation in 2017 and has further improved the Company’s ability to accurately track and monitor changes in the surface subsidence profile and to implement appropriate measures as required. The analyses conducted from this data have indicated that there has been a reduction in the surface subsidence perimeter, largely attributed to the shift in production from the West to East cave.

Mining Operations

The New Afton Mine began commercial production on July 31, 2012 and has a current projected life extending through 2022 based on current Mineral Reserves contained within the A&B-zones and throughput levels. The C-zone could provide an additional five years of production at current throughput levels. See “Exploration and Developments - New Afton C-zone” on page 31.

Mining Methods

The New Afton Mine is a block cave mining operation. Other mining methods, including open pit mining and sublevel caving, were considered but block caving was chosen for the New Afton deposit because this method starts from the bottom and is conducive to large-scale low-cost mining. The operation is designed to produce close to 5 Mtpa of copper-gold ore for processing in a flotation plant. Each block in the block cave has an undercut and extraction level. Ore is hauled to ore passes and dropped to a tramming level, where it is hauled by trucks to the crusher level. From the crusher, the ore is conveyed from underground to the mill via a 4.5-kilometre long conveyor system.

Waste mined as part of development activities is transported to surface by conveyor and deposited in an area apart from the ore via a belt plow. The waste is then trucked to an area on the edge of the historic Afton mine pit. Less than 5% of the mined rock is treated in this manner.

Recovery Methods

The New Afton mill was originally designed to process 11,000 tpd (4 Mtpa) of ore, recovering copper, gold and silver in a concentrate. During 2014, and through the first half of 2015, average daily throughput levels were increased to over 13,000 tpd (4.7 Mtpa). A mill expansion was completed in 2015 to increase processing capacity. The expansion involved the installation of tertiary grinding and additional pre-cleaner flotation capacity.

The mill processes a blend of primary hypogene and secondary supergene ore types using conventional crushing, grinding and concentration processes. Mineral separation is by gravity concentration and differential flotation of the copper bearing minerals to recover copper, gold and silver in a sulphide concentrate. Life-of-mine recoveries are expected to total 80% for copper, 75% for gold and 68% for silver.

Capital and Operating Costs

During 2017, the New Afton Mine produced 86,163 ounces of gold at an operating expense per ounce of gold sold of $412 and all-in sustaining costs of negative $605 per ounce ($692 per ounce on a co-product basis).  The New Afton Mine produced 90.6 million pounds of copper in 2017 at an operating expense per pound of copper sold of $0.85. In 2018, the New Afton Mine is expected to produce between 55,000 and 65,000 ounces of gold with an expected operating expense per gold ounce sold of between $455 and $495 per ounce and all-in sustaining cost of between negative $1,020 and negative $980 per ounce.  2018 guidance assumes a $3.20 per pound copper price, $17 per ounce silver price and a foreign exchange rate of C$1.25 to one United States dollar.  All-in sustaining costs per ounce is a non-GAAP measure.  See “Non-GAAP Measures” on page 5. Sustaining capital expenditures at the New Afton Mine are expected to

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be approximately $40 million in 2018. Below is a breakdown of expected capital expenditures and expected all-in sustaining costs at the New Afton Mine for 2018.

2018 Expected Capital Expenditures(1)		2018 Expected All-in Sustaining Costs/ gold oz sold
Sustaining Capital(2)	$40	Operating Expense	$455 – $495
Growth Capital(2)	$5	+ non-GAAP expense adjustments	~($1,415)
Total	$45	and by-product revenue(3)
		+ sustaining expenditures(4)	~$667
		Total All-in Sustaining Costs	$(1,020)-($980)
(1)	In millions.
(2)	Based on the Company’s 2018 estimated capital expenditures. Sustaining capital excludes expenditures related to growth-related initiatives. Growth capital excludes sustaining capital.
(3)	Includes treatment and refining charges on concentrate sales and adjustments for non-cash expenses, including inventory write-downs, that are included in operating expenses as well as revenue from the sale of copper and silver by-products. See “Non-GAAP Financial Performance Measures” in New Gold’s MD&A.
(4)	Includes sustaining capital expenditures, capitalized and expensed exploration that is sustaining in nature, and environmental reclamation costs. See “Non-GAAP Financial Performance Measures” in New Gold’s MD&A.

Exploration and Development

New Afton C-zone

The C-zone is the down plunge extension of the B-zone block cave that is currently being mined at New Afton. The C-zone extraction level would be approximately 550 metres below the current B-zone extraction level. The mineralogy in the C-zone is expected to be consistent with the mineralogy in the west cave of New Afton’s B-zone and C-zone would use the same development, production and materials handling strategies that are currently being used to mine the B-zone. In January 2016, the Company completed a Feasibility Study in January 2016, which confirmed the viability and positive economics for the C-zone deposit (separate from the current mining of the B-zone) determined in the 2015 scoping study described in the most recent technical report on the New Afton Mine. The C-zone is expected to have a mine life of over five years, with average annual production of 108,000 ounces of gold and 81 million pounds of copper. The Company has elected to defer development of the C-zone in 2018. While the January 2016 Feasibility Study forecasts solid economics at spot prices, the Company intends to defer the commencement of capital spending while evaluating opportunities that have the potential to further optimize the C-zone project (including options to manage surface subsidence and alternative tailings storage arrangements).

Other Projects

Reconnaissance level exploration is also planned in 2018 to identify new areas of potential mineralization on the broader New Afton regional claim block.

Mesquite Mine, United States

Project Description, Location, Access and Other Information

The Mesquite Mine is located in Imperial County in southern California, United States, 39 kilometres (24 miles) north of the border with Mexico and 26 kilometres (16 miles) west of the border with Arizona. Access to the property is via good quality paved roads. Local resources are available in the towns of Brawley, California and Yuma, Arizona, at distances from the mine of 56 kilometres (35 miles) and 84 kilometres (52 miles), respectively. Mesquite’s climate is arid, with high temperatures in the summer and an average annual temperature of approximately 23 degrees Celsius (73 degrees Fahrenheit).

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The Company became the owner of the Mesquite Mine in 2009 following New Gold’s 2009 business combination with Western Goldfields Inc. (“WGI”). The mine is operated by the Company’s wholly owned subsidiary, Western Mesquite Mines, Inc. (“WMMI”).

The mineral rights at the Mesquite Mine cover a total area of approximately 2,104 hectares (5,200 acres) controlled by WMMI. They include 212 unpatented and 53 patented mining lode claims, 127 patented and 97 unpatented mill site claims, 266 hectares (658 acres) of California state leased land and 128 hectares (315 acres) of fee lands. Patented claims on federal land represent a secure title to the land. Some of the unpatented and patented mining and mill site claims are leased by WMMI from the Los Angeles County Sanitation District (“LACSD”). Unpatented claims are valid as long as annual claim maintenance fees are paid (in lieu of assessment work) and the land is held for mining purposes. All mineral rights and other property interests are reviewed at least annually to identify any payments or commitments required to maintain such interests. Sufficient surface rights have been obtained for current operations at the property.

Geological Setting and Mineralization

The Mesquite district lies on the southwest flank of the Chocolate Mountains in metamorphic rocks of the upper plate of the Vincent-Chocolate Mountain Thrust. These upper plate rocks represent a fragment of Precambrian and Mesozoic age continental crust of extremely complex history.

The Mesquite Mine comprises two sub-parallel, Oligocene-age (23 million to 34 million years ago) mineral deposits: Big Chief-Vista and Rainbow. Gold mineralization is hosted by Mesozoic gneisses that are intruded by biotite/muscovite rich granites. Gold mineralization is controlled by post-mineral faulting related to the Neogene age San Andreas fault system. The district is covered by a thin veneer (0-90 metres, or 0-295 feet) of Tertiary and Quaternary sediments.

Gold mineralization at Mesquite was deposited in an epithermal setting, within 150 to 300 metres (500 feet to 1,000 feet) of the paleo-surface and subsequent to regional scale metamorphism. The bulk of the mineralization occurs as disseminations and veins in the gneisses, with the majority of veining being controlled by moderate to steeply dipping faults. Two types of gold mineralization are dominant: pods of mineralization of limited extent at fault intersections and mineralized trends along faults. Gold occurs at Mesquite as native gold ranging in size from very coarse to submicron disseminations. Silver-free native gold is the most common type of gold in the oxidized zone. A second type of gold is silver-bearing coarse gold typically found in the unoxidized zone.

Infrastructure, Permitting and Compliance Activities

Power is supplied through a powerline directly to the Mesquite Mine by the Imperial Irrigation District Power Company. Water is pumped from the Vista well field located approximately three kilometres (two miles) to the south.

WMMI is required to post security for reclamation and for closure with Imperial County, California as lead agency under the California Surface Mining and Reclamation Act, and for pit backfill with the California State Lands Commission under a public/private land lease agreement. As at December 31, 2017, the Company has met its security requirements in the form of bonds posted through a surety underwriter. The undiscounted closure cost liability for the Mesquite Mine as of December 31, 2017 is $23.1 million. New Gold expects to incur this obligation between 2017 and 2032.

Mineral Reserve and Mineral Resource Estimates

The Mesquite Mineral Reserves, effective December 31, 2017, are summarized in the “Mineral Reserve Estimates” table. The Mesquite Mineral Resources, effective December 31, 2017, are summarized in the “Measured and Indicated Mineral Resource Estimates (Exclusive of Mineral Reserves)” and “Inferred Mineral Resource Estimates” tables. See “Description of Business – Summary of Mineral Reserve and Mineral Resource Estimates” on page 15. The parameters, assumptions

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and methodologies applied in generating the mineral reserve and mineral resource estimates are considered reasonable and appropriate. Furthermore, the mining, metallurgical, infrastructure, permitting and other relevant factors relating to the Mesquite mineral reserves and mineral resources fully support these estimates.

Mining Operations

Mining Methods

The Mesquite Mine is an operating open pit mine. Mining is performed using a conventional truck/shovel open-pit mining method. Due to the nature of the ore bodies, ore is mined from multiple open pits. Run-of-mine ore is hauled directly to the leach pad for processing. Rock not containing economically recoverable metal is deposited in areas as close as possible to the mining area and may be placed in mined-out pits. Pit designs are optimized using geological information, metallurgical results, pit stability analyses and operating and processing cost estimates.

Recovery Methods

Mineral processing is by heap leach using a sodium cyanide solution and a carbon-in-column circuit. Lime is added to the ore to ensure a basic pH which ensures that the gold remains soluble and does not precipitate. The leach solution is distributed over the leach pads using the drip method, which saves water. Gold is precipitated from the leach solution and sent to a furnace where impurities are removed and doré bars are produced. Process recoveries on the heap are determined by the level of oxidation in the ore. The mine’s mineral reserves and life-of-mine production plan are currently based on 75% average recovery of the oxide ores and 35% average recovery of the non-oxide ores. There is a variably oxidized transition zone located between the oxide and non-oxide zones, which is treated as non-oxide ore in the production plan.

A leach pad expansion project, adding approximately nine million square feet (approximately 840,000 square metres) of liner, was completed in the second quarter of 2016. Following the expansion, leach pad capacity is sufficient to hold current life-of-mine reserves.

Capital and Operating Costs

The Mesquite Mine is projected to operate through 2021 based on current mineral reserves and the currently expected mining rate, followed by several years of residual leaching. During 2017, Mesquite produced 168,889 ounces of gold at an operating expense per ounce of gold sold of $727 and all-in sustaining costs of $817 per ounce.  In 2018, the Mesquite Mine is expected to produce between 140,000 and 150,000 ounces of gold at an expected operating expense per gold ounce sold of between $890 and $930 per ounce and an expected all-in sustaining costs of between $1,005 and $1,045 per ounce.  All-in sustaining costs per ounce is a non-GAAP measure.  See “Non-GAAP Measures” on page 5. Sustaining capital expenditures at the Mesquite Mine are expected to be $10 million in 2018. Below is a breakdown of expected production and expected all-in sustaining costs at the Mesquite Mine for 2018.

Cerro San Pedro Mine, Mexico

The Cerro San Pedro Mine is an open-pit gold and silver heap leach operation located in central Mexico in the state of San Luis Potosí, approximately 400 kilometres north of Mexico City and 14 kilometres east of the city of San Luis Potosí. The mine is operated by the Company’s wholly owned subsidiary, Minera San Xavier S.A. de C.V. (“MSX”). The Cerro San Pedro Mine concluded active mining operations in June 2016. It is expected that the processing of residual ore by heap leach will continue for one to two years, subject to recovery performance and future gold and silver prices.

The mineral rights at the Cerro San Pedro Mine consist of 16 mineral concessions covering an area of 7,871 hectares. The mineral concessions begin to expire in December 2036 through March 2062. The surface rights to the Cerro San Pedro Mine are controlled by private parties and ejidos (communal agrarian entities). MSX holds a Temporary

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Occupancy and Right of Way Authorization for land belonging to certain local ejidos, providing surface rights access over the life of the mine. Franco-Nevada holds a 1.95% gross value royalty relating to the Cerro San Pedro Mine.

The Cerro San Pedro Mine has had a history of ongoing legal challenges related to the environmental authorization (“EIS”) for the mine. On August 5, 2011 a new EIS was granted based on a new municipal land use plan by the municipality of Cerro de San Pedro, which clearly designates the area of the Cerro San Pedro Mine for mining. The new EIS is subject to a number of ongoing conditions that will need to be fulfilled through the continued operation and eventual closure of the mine. In addition, some authorizations necessary for the operation of the Cerro San Pedro Mine, such as the municipal functioning license, have durations of one year or other periods that are shorter than the remaining mine and leach pad life.

Recovery Methods

Ore is processed by heap leaching with a Merrill-Crowe processing circuit that recovers both gold and silver. At the leach pad, a weak cyanide solution is applied to dissolve the gold and silver. Lime is added to the ore to ensure a basic leach solution so that the precious metals remain soluble. The leach solution is distributed over the leach pads using the drip method, which saves water. The pregnant solution is collected in the Merrill-Crowe plant where zinc is added to precipitate gold and silver. The precipitate is collected and sent to a furnace where impurities are removed and doré bars poured. Current recovery is estimated to be 55% gold and 20% silver.

Capital and Operating Costs

During 2017, the Cerro San Pedro Mine produced 34,337 ounces of gold at operating expense per gold ounce sold of $1,298 and an all-in sustaining costs of $1,425 per ounce. The Cerro San Pedro Mine produced 0.6 million ounces of silver in 2017 at an operating expense per silver ounce sold of $17.29. The Cerro San Pedro Mine is expected to produce between 20,000 and 30,000 of gold in 2018 at an expected operating expense per gold ounce sold between $890 and $930 and all-in sustaining cost between $1,005 and $1,045 per ounce.  2018 guidance assumes a $17.00 per ounce silver price and a foreign exchange rate of 18.00 Mexican pesos to one United States dollar.  Total cash costs per ounce and all-in sustaining costs per ounce are non-GAAP measures.  See “Non-GAAP Measures” on page 5.

Mine Closure

The schedule for completing the activities relating to the closure of Cerro San Pedro is dictated by the EIS. The site reclamation must be completed within four years of final processing, including residual leaching. MSX is required to post reclamation security of approximately $15.6 million with the Mexican environmental regulatory agency, SEMARNAT, under the general law for ecological balance and environmental protection. As at December 31, 2017, the Company has posted this security in the form of an irrevocable standby letter of credit. The undiscounted closure cost liability for the Cerro San Pedro Mine as at December 31, 2017 is estimated to be $22 million. New Gold expects to incur this obligation between 2018 and 2026.

Blackwater Project, Canada

The following disclosure does not contain detailed information pertaining to the Capoose, Auro, Key, Parlane and RJK claim blocks, which are peripheral to the Blackwater deposit.

Project Description, Location, Access and Other Information

The Blackwater Project is a gold-silver project located in central British Columbia, approximately 110 kilometres southwest of Vanderhoof and 450 kilometres northeast of Vancouver. The Project site is readily accessible by forest service and mine road. A new 16-kilometre road is planned to connect the Project site with the Kluskus Forest Service Road. Helicopter access is available from bases in Prince George, Vanderhoof and, Quesnel. The climate in the project

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area is sub-continental, characterized by brief warm summers and long cold winters. It is expected that mining activities will be conducted year-round.

As at December 31, 2017, New Gold holds a 100% interest in 329 mineral claims covering an area of 148,900 hectares distributed among the Blackwater, Capoose, Auro, Key, Parlane and RJK claim blocks. To keep claims in good standing, a minimum value of work or cash-in-lieu is required annually. The required cash-in-lieu to maintain a mineral claim for an anniversary year is double the value of exploration and development that would be required to maintain the claim. Sixty-three claims are due for renewal in 2018 and six claims are due for renewal in 2019, with the remainder in good standing until 2022.

The Blackwater deposit spans one Davidson claim (Tenure No. 509273), the Dave claim (Tenure No. 515809) and the Jarrit claim (Tenure No. 515810) within the greater Blackwater claim block (75 mineral claims covering 30,578 hectares). The majority of the Blackwater claims are located on Crown lands and none are known to overlap any legacy, Crown-granted mineral claims or no-staking reserves. A variety of surface use permits, licenses and authorizations have been granted across the Project area, but none are expected to significantly impact mine design and estimated costs.

New Gold’s 100% interest in the Blackwater claim block is subject to four NSR royalties ranging from 1% to 3%, two of which cover the Blackwater deposit.

Geological Setting and Mineralization

The Blackwater Project is located on the Nechako Plateau, within the Stikine terrane of the Intermontane Belt. The Stikine terrane comprises Jurassic to early Tertiary age magmatic arc and related sedimentary rocks.

The Blackwater deposit is hosted by a sequence of andesite, felsic volcaniclastic rock, breccias, and tuff interpreted to belong to the late Cretaceous age Kasalka Group. These rocks are overlain by a post-mineral sequence of felsic and mafic volcanics of the Eocene age Ootsa Lake Group and underlain by basinal clastic rocks of the late Jurassic age Bowser Lake Group. A well-developed system of north-easterly, north-westerly and northerly-striking faults cuts the entire package. Quaternary glacial, colluvial and fluvial deposits obscure most of the bedrock within the immediate Project area.

The Blackwater deposit is considered to be an example of a volcanic-hosted, intermediate sulphidation, epithermal-style gold-silver deposit. Host rocks within the deposit are pervasively hydrofractured, pyritized, and altered to a mixture of silica and sericite. Mineralization is typified by gold-bearing polymetallic sulphides (pyrite, sphalerite, marcasite, pyrrhotite) as disseminations and porosity infillings within the fragmental unit of the deposit. Mineralization is strongly controlled by northwest-southeast-trending zones of tectonic brecciation and chloritic gouge and by northeast-trending structural discontinuities. The mineralization is bounded by graben-forming faults to the north and south. A major north-south-trending fault transects the ore body, subdividing it into two distinct geological domains integral to the mineral resource block model.

Drilling has defined the Blackwater deposit as a zone of continuous disseminated gold-silver mineralization extending at least 1,300 metres east-west and at least 950 metres north-south. The vertical thickness of the zone averages 350 metres but ranges up to 600 metres, remaining open at depth to the southwest, north and northwest.

Infrastructure, Permitting and Environmental Conditions

The deposit is located on the north slope of Mt. Davidson, and the proposed project infrastructure will be sited predominantly in the Davidson Creek watershed. There is sufficient suitable land for future mine infrastructure within

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the mineral claims. Personnel to support development and operation of the mine can be drawn from British Columbia’s well-developed mining industry. Water for the camp is currently obtained from groundwater wells.

The closest connection to the provincial power grid is 140 kilometres from the Blackwater Project. An overland transmission line is planned to connect to the provincial grid. Freshwater requirements will be met by pumping water from Tatelkuz Lake via a 20-kilometre long pipeline and groundwater wells. The 2013 Feasibility Study includes plans for on-site infrastructure including a 60,000 tpd process plant facility, open pit mine infrastructure, tailings facility and administrative offices.

The Blackwater Project is subject to review under the British Columbia Environmental Assessment Act and the Canadian Environmental Assessment Act, 2012. The EA process was initiated in October 2012. The final EA report was submitted for public review by the end of 2015 and public review started in January 2016. New Gold anticipates receiving EA approval in 2018.

Mine construction and operation will require a large number of federal and provincial permits, many pertaining to potential impacts on surface water and fisheries. A number of key engineering and environmental studies in support of the broader permitting effort were completed between 2015 and 2017. Various studies required to support permit application preparation are planned to continue in 2018.

The federal and provincial permitting requirements include public and First Nations consultations. New Gold consults with provincial and federal ministries and agencies about research, design, permits, and environmental assessment questions and issues as they arise. The Company continues to engage a number of First Nations groups who have interests in the project area, including discussions regarding Participation Agreements for construction and operation of the mine with key local First Nations.

There is no evidence of historic mining activities in the project area. Existing environmental liabilities are related to the exploration activities of New Gold and its predecessor companies. The post-mining reclamation objective is wildlife habitat and return of the land for traditional use by indigenous groups.

New Gold has conducted extensive environmental baseline studies and is preparing comprehensive environmental management plans for the Blackwater Project. Mitigation plans are in place for potential effects on fish due to flow reductions in Davidson Creek and for potential effects on caribou and the whitebark pine species. A fish habitat compensation plan will be implemented to ensure no net loss of fish habitat will result from the operations. The project is located at the periphery of caribou range and a plan has been proposed to offset for potential impacts to the habitat.

New Gold has posted an irrevocable standby letter of credit totaling approximately C$1.9 million in respect of reclamation security deposits for the Blackwater Project’s Mines Act permit, gravel pit project and adjacent properties. The undiscounted reclamation liability for the Blackwater Project as at December 31, 2017 is estimated to be $14.1 million.

Mineral Reserve and Mineral Resource Estimates

The Blackwater Project Mineral Reserves estimate is summarized in the “Mineral Reserve Estimates” table. The Blackwater Project Mineral Resource estimate is summarized in the “Measured and Indicated Mineral Resource Estimates (Exclusive of Mineral Reserves)” and “Inferred Mineral Resource Estimates” tables. See “Description of Business – Summary of Mineral Reserve and Mineral Resource Estimates” on page 15. The parameters, assumptions and methodologies applied in generating the mineral reserve and mineral resource estimates are considered reasonable and

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appropriate. Furthermore, the mining, metallurgical, infrastructure, permitting and other relevant factors relating to the Mesquite mineral reserves and mineral resources fully support these estimates.

Mining Operations

The mining operations described below are set out in the 2013 Feasibility Study. The Company is currently working on internal trade-off studies for the Blackwater Project. The objective of these studies is to further enhance project economics and maximize free cash flow by reducing the strip ratio, maximizing the feed grade and lowering both development capital and operating costs. Aspects of the project being evaluated include the scale of the operation, ore sorting and flowsheet configurations.

Mining and Recovery Methods

The Blackwater Project has been designed as a conventional open pit mining operation. A truck and shovel operation will operate year-round in a pit designed considering the geology, technical, economic and related environmental characteristics of mineral resource to be mined, and location of the deposit. The 2013 Feasibility Study contemplates that run-of-mine ore will be delivered to a primary crusher that feeds a whole ore leach gold-silver recovery plant, ground mineralized material from a conventional milling circuit will be thickened, passed through a leaching and carbon-in-pulp extraction circuit, and subjected to carbon stripping and electrowinning prior to being smelted into a gold-silver doré.

Capital and Operating Costs

The Blackwater Project has Proven and Probable Mineral Reserves of over 8.2 million ounces of gold and 60.8 million ounces of silver and, as designed in the 2013 Feasibility Study, is expected to have a 17-year mine life. The 2013 Feasibility Study estimated production of approximately 485,000 ounces of gold and 1,800,000 ounces of silver annually for the first nine years of full production.  The 2013 Feasibility Study also estimated the life-of-mine total cash costs and all-in sustaining costs per ounce of gold to be C$609 and C$706 per ounce respectively, assuming a $1,300 per ounce gold price, $22.00 per ounce silver price and an exchange rate of C$0.95 to one United States dollar.  Total cash costs per ounce and all-in sustaining costs are non-GAAP measures.  See “Non-GAAP Measures” on page 5.

RISK FACTORS

New Gold’s business activities are subject to significant risks, including, but not limited to, those described below. Every investor or potential investor in New Gold securities should carefully consider these risks. Any of the following risks could have a material adverse effect on the Company, its business and prospects, and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks related to our material properties are discussed in the technical reports and other documents filed by the Company from time to time on SEDAR. In addition, other risks and uncertainties not presently known by management of the Company or that management currently believes are immaterial could affect the Company, its business and prospects.

Changes in Metal Prices

The Company’s earnings, cash flows and financial condition are subject to risk due to fluctuations in the market price of gold, copper and silver. World gold prices have historically fluctuated widely. World gold prices are affected by numerous factors beyond the Company’s control, including:

•	the strength of the United States economy and the economies of other industrialized and developing nations;

•	global and regional political and economic conditions;

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•	the relative strength of the United States dollar and other currencies;

•	expectations with respect to the rate of inflation;

•	interest rates;

•	purchases and sales of gold by central banks and other large holders, including speculators;

•	demand for jewellery containing gold;

•	investment activity, including speculation, in gold as a commodity; and

•	worldwide production.

The price of gold was US$1,297 per ounce as at December 31, 2017, compared to US$1,159 as at December 31, 2016. Future metal price declines could cause continued development of, and commercial production from, the Company’s properties to be uneconomic. In addition, there is a time lag between the shipment of gold and copper and final pricing, and changes in pricing can significantly impact the Company’s revenue and working capital position. Depending on the price of gold, copper and silver, the Company’s cash flow from mining operations may be insufficient to meet its operating needs and capital expenditures, and as a result the Company could experience losses and/or may curtail or suspend some or all of its exploration, development, construction and mining activities (including residual leaching) or otherwise revise its mine plans and exploration, development and construction plans, and could lose its interest in, or be forced to sell, some or all of its properties.

Reserve calculations and mine plans that are revised using significantly lower gold, copper, silver and other metal prices could result in significant reductions in estimated mineral reserves and resources as well as revisions in the Company’s life-of-mine plans, which in turn could result in material write-downs of the Company’s investments in mining properties and increased depletion, reclamation and closure charges. Depending on the price of gold or other metals, the Company may determine that it is impractical to commence or, if commenced, to continue commercial production at a particular site. Metal price fluctuations also create adjustments to the provisional prices of sales made in previous periods that have not yet been subject to final pricing, and these adjustments could have an adverse impact on the Company’s financial results and financial condition. In addition, cash costs and all-in sustaining costs of gold production are calculated net of by-product credits, and therefore may also be impacted by downward fluctuations in the price of by-product metals. Any of these factors could result in a material adverse effect on the Company’s results of operations and financial condition.

In addition to adversely affecting the Company’s mineral reserve and mineral resource estimates and its financial condition, declining metal prices can impact operations by requiring a reassessment of the feasibility of a particular project or mine. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project or mine. Even if a project or mine is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays and/or may interrupt operations until the reassessment can be completed, which may have a material adverse effect on the Company’s results of operations and financial condition.

From time to time the Company engages in commodity hedging transactions intended to reduce the risk associated with fluctuations in commodity prices, but there is no assurance that any such commodity hedging transactions designed to reduce the risk associated with fluctuations in commodity prices will be successful. Hedging may not protect adequately against declines in the price of the hedged commodity. Furthermore, although hedging may protect the Company from a

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decline in the price of the commodity being hedged, it may also prevent the Company from benefiting from price increases.

Production Estimates

Forecasts of future production are estimates based on interpretation and assumptions, and actual production may be less than estimated. Unless otherwise noted, the Company’s production forecasts are based on full production being achieved at all of its mines. The Company’s ability to achieve and maintain full production rates at these mines is subject to a number of risks and uncertainties. The Company’s production estimates are dependent on, among other things, the accuracy of mineral reserve and mineral resource estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions, physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics, the accuracy of estimated rates and costs of mining and processing, and the receipt and maintenance of permits. The Company’s actual production may vary from its estimates for a variety of reasons, including those identified under the heading “Operating Risks” below. The failure of the Company to achieve its production estimates could have a material adverse effect on the Company’s prospects, results of operations and financial condition.

Cost Estimates

The Company prepares estimates of operating costs and/or capital costs for each operation and project. The Company’s actual costs are dependent on a number of factors, including the exchange rate between the United States dollar and the Canadian dollar and Mexican peso, smelting and refining charges, penalty elements in concentrates, royalties, the price of gold and by-product metals, the cost of inputs used in mining operations and production levels.

New Gold’s actual costs may vary from estimates for a variety of reasons, including changing waste-to-ore ratios, ore grade metallurgy, labour and other input costs, commodity prices, general inflationary pressures and currency exchange rates, as well as those risks identified under the heading “Operating Risks” below. Failure to achieve cost estimates or material increases in costs could have an adverse impact on New Gold’s future cash flows, profitability, results of operations and financial condition.

Volatility in the Market Price of the Company’s Securities

The Common Shares are listed on the TSX and NYSE American. The per share price of the Common Shares on the TSX fluctuated from a high of C$5.79 to a low of C$3.11 and on the NYSE American from a high of US$4.41 to a low of US$2.39 during the twelve-month period ending December 31, 2017. There can be no assurance that continual fluctuation in price will not occur.

Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally, currency fluctuations and market perceptions of the attractiveness of particular industries. Other factors unrelated to the Company’s performance that may have an effect on the price of the Common Shares include the following: the extent of analytical coverage available to investors concerning the Company’s business may be limited if investment banks with research capabilities do not continue to follow the Company’s securities; the lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of Common Shares; and the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities. The price of the Common Shares is also likely to be significantly affected by short-term changes in gold, and, to a lesser extent, copper and silver, prices, by the Company’s financial

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condition and results of operations as reflected in its quarterly financial statements and by other operational and regulatory matters.

As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect New Gold’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. New Gold may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Government Regulation

The mining, processing, development and exploration activities of the Company are subject to various laws governing prospecting, development, production, exports, imports, taxes, labour standards and occupational health and safety, mine safety, toxic substances, waste disposal, environmental protection and remediation, protection of endangered and protected species, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have a material adverse effect on the Company’s financial position and results of operations. Amendments to current laws, regulations and permits governing operations or development activities and activities of mining and exploration companies, or the application of existing laws, regulations and permits (including a more stringent or different application), could have a material adverse impact on the Company’s results of operations or financial position, or could require abandonment or delays in the development of new mining properties or the suspension or curtailment of operations at existing mines. Failure to comply with any applicable laws, regulations or permitting requirements may result in enforcement actions against the Company, including orders issued by regulatory or judicial authorities causing operations or development activities to cease or be curtailed or suspended, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions (see also “Permitting” below). Additionally, the Company could be forced to compensate those suffering loss or damage by reason of its mining operations or exploration or development activities and could face civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Any such regulatory or judicial action could materially increase the Company’s operating costs and delay or curtail or otherwise negatively impact the Company’s operations and other activities.

Permitting

The Company’s operations, development projects and exploration activities are subject to receiving and maintaining licenses, permits and approvals, including regulatory relief or amendments, (collectively, “permits”) from appropriate governmental authorities. Before any development on any of its properties the Company must receive numerous permits, and continued operations at the Company’s mines is also dependent on maintaining, complying with and renewing required permits or obtaining additional permits.

New Gold may be unable to obtain on a timely basis or maintain in the future all necessary permits required to explore and develop its properties, commence construction or operation of mining facilities and properties or maintain continued operations. Delays may occur in connection with obtaining necessary renewals of permits for the Company’s existing operations and activities, additional permits for existing or future operations or activities, or additional permits associated with new legislation. It is possible that previously issued permits may become suspended or revoked for a variety of reasons, including through government or court action.

In October 2016, the federal and provincial governments entered into a memorandum of understanding regarding the environmental assessment process for the Blackwater Project with the Ulkatcho First Nation and the Lhoosk’uz Dené

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Nation to facilitate government-to-government collaboration in such process. In addition, in April 2015, the provincial government entered into an agreement with the Nadleh Whuten First Nation, Saik’uz First Nation, Stellat’en First Nation and other First Nations included in the Carrier Sekani Tribal Council to facilitate a government-to-government relationship based on collaboration in connection with natural resource development carried on in their traditional territories, including the Blackwater Project. New Gold continues to engage indigenous groups who have interests in the Blackwater Project area. New Gold anticipates receiving environmental assessment approval for the Blackwater Project in 2018, however, there can be no assurance that such approval will be obtained on such timeline or at all.

In the past there have been challenges to the Company’s permits that were temporarily successful as well as delays in the renewal of certain permits or in receiving additional required permits. There can be no assurance that the Company will receive or continue to hold all permits necessary to develop or continue operating at any particular property or to pursue the Company’s exploration activities. To the extent that required permits cannot be obtained or maintained, the Company may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties. Even if permits or renewals are available, the terms of such permits may be unattractive to the Company and result in the applicable operations or activities being financially unattractive or uneconomic. An inability to obtain or maintain permits or to conduct mining operations pursuant to applicable permits would materially reduce the Company’s production and cash flow and could undermine its profitability.

Dependence on the Rainy River AND New Afton MineS

The Company’s operations at the Rainy River and New Afton Mines are expected to account for 70% of the Company’s gold production and 100% of its copper production in 2018. Any adverse condition affecting mining or milling conditions at the Rainy River Mine or New Afton Mine could have a material adverse effect on the Company’s financial performance and results of operations.

Unless the Company acquires or develops other significant gold-producing assets, the Company will continue to be dependent on its operations at the Rainy River and New Afton Mines for a substantial portion of its cash flow provided by operating activities.

Operating Risks

Mining operations generally involve a high degree of risk. The Company’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, copper and silver including unusual and unexpected ground conditions or geologic formations, seismic activity, rock bursts, rock slides, cave-ins, slope or pit wall failures, flooding, fire, metal losses, periodic interruption due to inclement or hazardous weather conditions and other conditions that would impact the drilling and removal of material. Block caving activities, including at the New Afton Mine, generally result in surface subsidence. The configuration of subsidence presently occurring above the west cave at the New Afton Mine is slightly offset from the original model, which is thought to be driven largely by the weaker rockmass located south of the cave footprint. The subsidence is being monitored and evaluated on an ongoing basis. Surface subsidence or any of the above hazards and risks could result in reduced production, damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. In addition, production may be adversely impacted by operational problems such as a failure of a production hoist, filter press, SAG mill or other equipment, or industrial accidents, as well as other potential issues such as actual ore mined varying from estimates of grade or tonnage, dilution, block cave performance and metallurgical or other characteristics, interruptions in or shortages of electrical power or water, shortages of required inputs, labour shortages or strikes, claims by or disagreements with First Nations and other indigenous groups, restrictions or regulations imposed by government agencies or changes in the regulatory environment. The Company’s milling operations are subject to

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hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability. In addition, short-term operating factors, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period.

The occurrence of one or more of these events may result in the death of, or personal injury to, employees, other personnel or third parties, the loss of mining equipment, damage to or destruction of mineral properties or production facilities, monetary losses, deferral or unanticipated fluctuations in production, suspension, curtailment or termination of operations, environmental damage and potential legal liabilities, any of which may adversely affect the Company’s business, reputation, prospects, results of operations and financial condition.

Exploration and Development Risks

The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge cannot eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining operation.

Whether a mineral deposit will be commercially viable depends on a number of factors, including but not limited to: the particular attributes of the deposit, such as accuracy of estimated size, continuity of mineralization, average grade and metallurgical characteristics (see “Uncertainty in the Estimation of Mineral Reserves and Mineral Resources” below); proximity to infrastructure; metal prices, which are highly cyclical (see “Changes in Metal Prices” above); and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection (see “Government Regulation” above). The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company being unable to receive an adequate return on invested capital.

Development projects are uncertain and capital cost estimates, projected operating costs, production rates, recovery rates, mine life and other operating parameters and economic returns may differ significantly from those estimated for a project. Development projects rely on the accuracy of predicted factors including capital and operating costs, metallurgical recoveries, reserve estimates and future metal prices. In addition, there can be no assurance that gold, copper or silver recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

The Company has one project currently in the development phase: Rainy River, which is in the construction stage, and Blackwater, which is in the permitting stage. In addition, the Company may engage in expansion activities at its operating mines from time to time. For example, in 2018 the Company plans to commence construction of the Rainy River underground mine. In addition, the C-zone, if pursued, would be an expansion of the New Afton Mine. Expansion projects, including expansions of facilities and extensions to new ore bodies or new portions of existing ore bodies, can have risks and uncertainties similar to development projects.

A project is subject to numerous risks during development including, but not limited to, the accuracy of feasibility studies, obtaining and complying with required permits, changes in environmental or other government regulations,

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securing all necessary surface and land tenure rights, consulting and accommodating First Nations and other indigenous groups and financing risks. In particular, the Company is actively engaged in consultation with various First Nations and other indigenous groups in connection with the Blackwater Project. Unforeseen circumstances, including those related to the amount and nature of the mineralization at the development site, technological impediments to extraction and processing, legal challenges or restrictions or governmental intervention, infrastructure limitations, environmental issues, unexpected ground conditions or other unforeseen development challenges, commodity prices, disputes with local communities or other events, could result in one or more of New Gold’s planned developments becoming impractical or uneconomic to complete. Any such occurrence could have an adverse impact on New Gold’s growth, financial condition and results of operations. There can be no assurance that the development of either of the Rainy River underground mine or the Blackwater Project will continue in accordance with current expectations or at all. See also “Permitting” above.

Risks Related to RAINY RIVER’s Early production

The Rainy River Mine commenced commercial production on October 19, 2017. Despite achieving this milestone, the Rainy River Mine is in the early stages of the production phase and so is subject to a number of inherent risks. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the early stages of the production phase (which can last twelve months or longer), including failure of equipment, machinery, the processing circuit or other processes to perform as designed or intended, inadequate water, insufficient ore stockpile or grade, and failure to deliver adequate tonnes of ore to the mill, any of which could result in delays, slowdowns or suspensions and require more capital than anticipated. In addition, mineral reserves and mineral resources projected by the Feasibility Study, and anticipated costs, including, without limitation, operating expenses, cash costs and all-in sustaining costs, anticipated mine life, projected production, anticipated production rates and other projected economic and operating parameters may not be realized, and the level of future metal prices needed to ensure commercial viability may deteriorate. Consequently, there is a risk that Rainy River may encounter problems or be subject to delays or suspensions during the early stages of the production phase, which may or have other material adverse consequences for the Company, including its operating results, cash flow and financial condition.

Financing Risks

The Company’s mining, processing, development and exploration activities may require additional external financing. There can be no assurance that additional capital or other types of financing will be available when needed or that, if available, the terms of such financing will be acceptable to the Company. Furthermore, if the Company raises additional capital by offering equity securities or securities convertible into equity securities, any additional financing may involve substantial dilution to existing shareholders. Failure to obtain sufficient financing could result in the delay or indefinite postponement of exploration, development, construction or production of any or all of the Company’s mineral properties. The cost and terms of such financing may significantly reduce the expected benefits from new developments or render such developments uneconomic.

Need for Additional Mineral Reserves and Mineral Resources

Because mines have limited lives based on proven and probable mineral reserves, the Company continually seeks to replace and expand its mineral reserves and mineral resources. The Company’s ability to maintain or increase its annual production of gold, copper and silver depends in significant part on its ability to find or acquire new mineral reserves and mineral resources and bring new mines into production, and to expand mineral reserves and mineral resources at existing mines. Exploration is inherently speculative. New Gold’s exploration projects involve many risks and exploration is frequently unsuccessful. See “Exploration and Development Risks” above. There is a risk that depletion of reserves will

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not be offset by discoveries or acquisitions. The mineral base of New Gold may decline if reserves are mined without adequate replacement.

Uncertainty in the Estimation of Mineral Reserves and Mineral Resources

Mineral reserves and mineral resources are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that mineral reserves can be mined or processed profitably. Mineral reserve and mineral resource estimates may be materially affected by environmental, permitting, legal, title, taxation, socio-political, geotechnical factors (such as pit slope angles), marketing and other risks and relevant issues. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data, the nature of the ore body and of the assumptions made and judgments used in engineering and geological interpretation. These estimates may require adjustments or downward revisions based upon further exploration or development work, drilling or actual production experience.

Fluctuations in gold, copper and silver prices, results of drilling, metallurgical testing and production, the evaluation of mine plans after the date of any estimate, permitting requirements or unforeseen technical or operational difficulties may require revision of mineral reserve and mineral resource estimates. Prolonged declines in the market price of gold (or applicable by-product metal prices) may render mineral reserves and mineral resources containing relatively lower grades of mineralization uneconomical to recover and could materially reduce the Company’s mineral reserves and mineral resources. Mineral resource estimates for properties that have not commenced production or at deposits that have not yet been exploited are based, in most instances, on very limited and widely-spaced drill hole information, which is not necessarily indicative of conditions between and around the drill holes. There may also be outliers in the representative samples that may disproportionally skew the estimates. Accordingly, such mineral Resource estimates may require revision as more geologic and drilling information becomes available and as actual production experience is gained. Should reductions in mineral resources or mineral reserves occur, the Company may be required to take a material write-down of its investment in mining properties, reduce the carrying value of one or more of its assets or delay or discontinue production or the development of new projects, resulting in reduced net income or increased net losses and reduced cash flow. Mineral resources and mineral reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations. In addition, the estimates of mineral resources, mineral reserves and economic projections rely in part on third-party reports and investigations. There is a degree of uncertainty attributable to the calculation and estimation of mineral resources and mineral reserves and corresponding grades being mined and, as a result, the volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of mineral reserves and mineral resources, or of the Company’s ability to extract these mineral reserves and mineral resources, could have a material adverse effect on the Company’s projects, results of operations and financial condition.

Mineral resources are not mineral reserves and have a greater degree of uncertainty as to their existence and feasibility. There is no assurance that mineral resources will be upgraded to proven or probable mineral reserves.

Uncertainty Relating to Inferred Mineral Resources

Inferred mineral resources are not mineral reserves and do not have demonstrated economic viability. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded through further exploration to the measured and indicated resource classification level of confidence

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necessary for their potential conversion to proven or probable mineral reserves as a result of a pre-feasibility or feasibility level technical study.

Impairment

On a quarterly basis, the Company reviews and evaluates its mining interests for indicators of impairment. In the past, the Company has recognized material impairment losses (for example, a US$161 million impairment was recorded in the fourth quarter of 2017 in relation to the Rainy River Mine). Impairment assessments are conducted at the level of cash-generating units (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Each operating mine, development and exploration project represents a separate CGU. If an indication of impairment exists, the recoverable amount of the CGU is estimated. An impairment loss is recognized when the carrying amount of the CGU is in excess of its recoverable amount. The assessment for impairment is subjective and requires management to make significant judgments and assumptions in respect of a number of factors, including estimates of production levels, operating costs and capital expenditures reflected in New Gold’s life-of-mine plans, the value of in situ ounces, exploration potential and land holdings, as well as economic factors beyond management’s control, such as gold, copper and silver prices, discount rates, foreign exchange rates, and observable net asset value multiples. It is possible that the actual fair value could be significantly different than those estimates. In addition, should management’s estimate of the future not reflect actual events, further impairment charges may materialize, and the timing and amount of such impairment charges is difficult to predict.

Title Claims and Rights of Indigenous Peoples

Certain of New Gold’s properties may be subject to the rights or the asserted rights of various community stakeholders, including First Nations and other indigenous peoples. The presence of community stakeholders may impact the Company’s ability to develop or operate its mining properties and its projects or to conduct exploration activities. Accordingly, the Company is subject to the risk that one or more groups may oppose the continued operation, further development or new development or exploration of the Company’s current or future mining properties and projects. Such opposition may be directed through legal or administrative proceedings, or through protests or other campaigns against the Company’s activities.

Governments in many jurisdictions must consult with, or require the Company to consult with, indigenous peoples with respect to grants of mineral rights and the issuance or amendment of project authorizations. Consultation and other rights of indigenous peoples may require accommodation including undertakings regarding employment, royalty payments and other matters. This may affect the Company’s ability to acquire within a reasonable time frame effective mineral titles, permits or licenses in these jurisdictions, including in some parts of Canada, the United States, and Mexico in which title or other rights are claimed by First Nations and other indigenous peoples, and may affect the timetable and costs of development and operation of mineral properties in these jurisdictions. The risk of unforeseen title claims by indigenous peoples also could affect existing operations as well as development projects. These legal requirements may also affect the Company’s ability to expand or transfer existing operations or to develop new projects.

Environmental Risks

The Company is subject to environmental regulation in Canada, the United States and Mexico where it operates or has exploration or development activities. In addition, the Company will be subject to environmental regulation in any other jurisdictions in which it may operate or have exploration or development properties. These regulations address, among other things, endangered and protected species, emissions, noise, air and water quality standards, land use and

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reclamation. They also set out limitations on the generation, transportation, storage and disposal of solid, liquid and hazardous waste.

Environmental legislation is evolving in a manner which will involve, in certain jurisdictions, stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. No certainty exists that future changes in environmental regulation, or the application of such regulations, if any, will not adversely affect the Company’s operations or development properties or exploration activities. The Company cannot give any assurance that, notwithstanding its precautions, breaches of environmental laws (whether inadvertent or not) or environmental pollution will not materially and adversely affect its financial condition and results of operations. Environmental hazards may exist on the Company’s properties which are unknown to management at present and which have been caused by previous owners or operators of the properties. In addition, measures taken to address and mitigate known environmental hazards or risks may not be fully successful, and such hazards or risks may materialize.

New Gold may also acquire properties with known or undiscovered environmental risks. Any indemnification from the entity from which the Company acquires such properties may not be adequate to pay all the fines, penalties and costs (such as clean-up and restoration costs) incurred related to such properties. Some of New Gold’s properties have also been used for mining and related operations for many years before the Company acquired them and were acquired as is or with assumed environmental liabilities from previous owners or operators. The Company has been required to address contamination at its properties in the past and may need to continue to do so in the future, either for existing environmental conditions or for leaks, discharges or contamination that may arise from its ongoing operations or other contingencies. The cost of addressing environmental conditions or risks, and liabilities associated with environmental damage, may be significant, and could have a material adverse effect on the Company’s business, prospects, results of operations and financial condition. Production at New Gold’s mines involves the use of various chemicals, including certain chemicals that are designated as hazardous substances. Contamination from hazardous substances, either at the Company’s own properties or other locations for which it may be responsible, may subject the Company to liability for the investigation or remediation of contamination, as well as for claims seeking to recover for related property damage, personal injury or damage to natural resources. The occurrence of any of these adverse events could have a material adverse effect on the Company’s prospects, results of operations and financial position.

Production at certain of the Company’s mines involves the use of sodium cyanide which is a toxic material. Should sodium cyanide leak or otherwise be discharged from the containment system, the Company may become subject to liability for cleanup work that may not be insured, in addition to liability for any damage caused. Such liability could be material.

Insurance and Uninsured Risks

New Gold’s business is subject to a number of risks and hazards generally including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope or wall failures, cave-ins, metallurgical or other processing problems, fires, operational problems, changes in the regulatory environment and natural phenomena, such as inclement weather conditions, floods, hurricanes and earthquakes. Such occurrences could result in damage to mineral properties or production facilities or other property, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although the Company maintains insurance to protect against certain risks in such amounts as it considers reasonable, such insurance will not cover all the potential risks associated with the Company’s operations. The Company may also be

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unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available on acceptable terms or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as loss of title to mineral property, environmental pollution, or other hazards as a result of exploration, development and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. New Gold may also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect on results of operations and financial condition.

Reclamation Costs

The Company’s operations are subject to reclamation plans that establish its obligations to reclaim properties after minerals have been mined from a site. These obligations represent significant future costs for the Company. As at December 31, 2017, the total estimated undiscounted reclamation liability for New Gold’s operations was approximately $187.1 million. It may be necessary to revise reclamation concepts and plans, which could increase costs.  At the Rainy River Mine, the ratio of potentially acid generating rock to non-acid generating rock has increased, which may increase closure costs.

Reclamation bonds or other forms of financial assurance are often required to secure reclamation activities. Governing authorities require companies to periodically recalculate the amount of a reclamation bond and may require bond amounts to be increased. It may be necessary to revise the planned reclamation expenditures and the operating plan for a mine in order to fund an increase to a reclamation bond. In addition, reclamation bonds are generally issued under the Company’s credit facilities; increases in the amount of reclamation bonds will decrease the amount of the Credit Facility available for other purposes.

Reclamation bonds may represent only a portion of the total amount of money that will be spent on reclamation over the life of a mine operation. The actual costs of reclamation set out in mine plans are estimates only and may not represent the actual amounts that will be required to complete all reclamation activity. If actual costs are significantly higher than the Company’s estimates, then its results of operations and financial position could be materially adversely affected.

Foreign Currency Exchange Rates

New Gold’s mineral properties are located in Canada, the United States, Australia and Mexico. As a result, the Company has foreign currency exposure with respect to items not denominated in United States dollars. The three main types of foreign exchange risk the Company faces are:

•	transaction exposure: New Gold’s operations sell commodities and incur costs in different currencies. Specifically, the Company’s revenues are denominated in United States dollars while most of the Company’s expenses are currently denominated in Canadian dollars and, to a lesser extent, Australian dollars and Mexican pesos. This creates exposure at the operational level, which may affect its profitability as exchange rates fluctuate. The appreciation of non-United States dollar currencies against the United States dollar can increase the costs of production at New Gold’s mines, making those mines less profitable;

•	exposure to currency risk: New Gold is exposed to currency risk through a portion of the following assets and liabilities denominated in currencies other than the United States dollar: cash and cash equivalents, investments, accounts receivable, reclamation deposits, accounts payable and accruals, reclamation and closure cost obligations and long-term debt; and

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•	translation exposure: New Gold’s functional and reporting currency is United States dollars. Certain of the Company’s operations have assets and liabilities denominated in currencies other than the United States dollar, with translation foreign exchange gains and losses included in these balances in the determination of profit or loss. Therefore, exchange rate movements in the Canadian dollar and, to a lesser extent, Australian dollars and Mexican peso can have a significant impact on the Company’s consolidated operating results.

As a result, fluctuations in currency exchange rates could significantly affect the Company’s business, financial condition, results of operations and liquidity.

Acquisition and Integration Risks

As part of its business strategy, New Gold has sought and will continue to seek new operating, development and exploration opportunities in the mining industry. In pursuit of such opportunities, New Gold may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into New Gold. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, if at all, or that any acquisition or business arrangement completed will ultimately benefit its business. Such acquisitions may be significant in size, may change the scale of the Company’s business and may expose the Company to new geographic, political, operating, financial or geological risks. Further, any acquisition the Company makes will require a significant amount of time and attention of New Gold management, as well as resources that otherwise could be spent on the operation and development of the Company’s existing business.

Any future acquisitions would be accompanied by risks, such as a significant decline in the relevant metal price after the Company commits to complete an acquisition on certain terms; the quality of the mineral deposit acquired proving to be lower than expected; the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of the Company’s ongoing business; the inability of management to realize anticipated synergies and maximize the Company’s financial and strategic position; the failure to maintain uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential for unknown or unanticipated liabilities associated with acquired assets and businesses, including tax, environmental or other liabilities. In addition, the Company may need additional capital to finance an acquisition. Debt financing related to any acquisition may expose the Company to the risks related to increased leverage, while equity financing may cause existing shareholders to suffer dilution. There can be no assurance that any business or assets acquired in the future will prove to be profitable, that New Gold will be able to integrate the acquired businesses or assets successfully or that it will identify all potential liabilities during the course of due diligence. Any of these factors could have a material adverse effect on the Company’s business, prospects, results of operations and financial condition.

Global Financial Conditions

Global financial conditions have been subject to continued volatility. Government debt, the risk of sovereign defaults, political instability and wider economic concerns in many countries have been causing significant uncertainties in the markets. Disruptions in the credit and capital markets can have a negative impact on the availability and terms of credit and capital. Uncertainties in these markets could have a material adverse effect on the Company’s liquidity, ability to raise capital and cost of capital. High levels of volatility and market turmoil could also adversely impact commodity prices, exchange rates and interest rates and have a detrimental effect on the Company’s business.

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Debt and Liquidity Risk

As at December 31, 2017, the Company had long-term debt comprised of two series of notes in an aggregate principal amount of US$800 million. In addition, the Company has a US$400 million Credit Facility. The Company’s ability to make scheduled payments of principal and interest on or to refinance its indebtedness depends on the Company’s future performance, which is subject to economic, financial, competitive and other factors many of which are not under the control of New Gold. The Company is exposed to interest rate risk on variable rate debt, if any. Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due, including, among others, debt repayments, interest payments and contractual commitments.

In the future, the Company may not continue to generate cash flow from operations sufficient to service its debt and make necessary or planned capital expenditures. If the Company is unable to generate such cash flow, it may be required to adopt one or more alternatives, such as selling assets, borrowing additional funds, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. The Company’s ability to borrow additional funds or refinance its indebtedness will depend on the capital markets and its financial condition at such time. The Company may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on its debt obligations. In addition, if New Gold is unable to maintain its indebtedness and financial ratios at levels acceptable to its credit rating agencies, or should New Gold’s business prospects deteriorate, the ratings currently assigned to New Gold by Moody’s Investor Services and Standard & Poor’s Ratings Services could be downgraded, which could adversely affect the value of New Gold’s outstanding securities and existing debt and its ability to obtain new financing on favourable terms, and increase New Gold’s borrowing costs.

If the Company’s cash flow and other sources of liquidity are not sufficient to continue operations and make necessary and planned capital expenditures, the Company may cancel or defer capital expenditures and/or suspend or curtail operations. Such an action may impact production at mining operations and/or the timelines and cost associated with development projects, which could have a material adverse effect on the Company’s prospects, results of operations and financial condition.

The terms of the Credit Facility and the Company’s stream agreement with Royal Gold require the Company to satisfy various affirmative and negative covenants and to meet certain financial ratios and tests. In May 2017, the Company extended the increase in the Credit Facility’s Leverage Ratio. Following the amendment, the maximum Leverage Ratio under the Credit Facility is as follows:

Period(s)	Maximum Leverage Ratio
Quarter ending September 30, 2016	4.0 : 1.0
Quarters ended December 31, 2016 to September 30, 2017	4.5 : 1.0
Quarters ending December 31, 2017 and March 31, 2018	4.0 : 1.0
Subsequent quarters	3.5 : 1.0

The Leverage Ratio contained in the Company’s stream agreement with Royal Gold has also been adjusted to match the revised Leverage Ratios for the periods ending on or before March 31, 2018 noted above.

In addition, the terms of the Company’s 2022 Notes (as defined below) in the aggregate principal amount of US$500 million and 2025 Notes (as defined below) in the aggregate principal amount of US$300 million require the Company to satisfy various affirmative and negative covenants. These covenants limit, among other things, the Company’s ability to incur indebtedness, create certain liens on assets or engage in certain types of transactions. There are no assurances that

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in the future the Company will not, as a result of these covenants, be limited in its ability to respond to changes in its business or competitive activities or be restricted in its ability to engage in mergers, acquisitions or dispositions of assets. Furthermore, a failure to comply with these covenants, including, in the case of the Credit Facility and stream agreement with Royal Gold, a failure to meet the financial tests or ratios, would likely result in an event of default under the Company’s outstanding indebtedness and/or the stream agreement and would allow the lenders or noteholders or other contractual counterparty, as the case may be, to accelerate the debt or other obligations, as the case may be.

Taxation

New Gold has operations and conducts business in a number of different jurisdictions and is accordingly subject to the taxation laws of each such jurisdiction, as well as tax reviews and assessments in the ordinary course. Taxation laws are complex, subject to interpretation and subject to change. Any such changes in taxation law or reviews and assessments could result in higher taxes being payable by the Company, which could adversely affect its profitability. Taxes may also adversely affect the Company’s ability to repatriate earnings and otherwise deploy its assets.

Risks Related to Further Processing

The Company’s operations produce concentrate, doré or other products that are not refined metals (“Unrefined Product”) and generally require further processing at a smelter and/or a refinery to become marketable metal. Such Unrefined Product contains metals and other elements that require removal, some of which may limit the smelters or brokers who can or will purchase or process the Unrefined Product and the refineries who will process the Unrefined Product, or negatively impact the terms of such purchase or processing arrangements. In addition, treatment and refining charges are subject to fluctuations, which could negatively impact the Company’s revenue or expenses. There can be no assurance that the Company will be able to continue to sell and process its Unrefined Product on reasonable commercial terms or at all.

Availability and Price OF Inputs

Disruptions in the supply of products or services required for the Company’s activities could also adversely affect the Company’s operations, financial condition and results of operations. In particular, due to the limited number of suppliers of sodium cyanide in each jurisdiction in which the Company operates, a delay in supply, a force majeure event or a breach of contract by one of the Company’s sodium cyanide suppliers could result in delays in processing times which may adversely affect results of operations.

Mining operations and facilities are intensive users of electricity and carbon-based fuels. The Company is subject to price risk for fluctuations in the cost of energy, principally electricity and purchased petroleum products. Energy prices can be affected by numerous factors beyond the Company’s control, including global and regional supply and demand, political and economic conditions, and applicable regulatory regimes. The prices of various sources of energy may increase significantly from current levels. An increase in energy prices for which the Company is not hedged could materially adversely affect its results of operations and financial condition.

The Company’s costs are affected by the prices of commodities and other inputs it consumes or uses in its operations, such as lime, sodium cyanide and explosives. The prices of such commodities and inputs are influenced by supply and demand trends affecting the mining industry in general and other factors outside the Company’s control. Increases in the price for materials consumed in the Company’s mining and production activities could materially adversely affect the Company’s results of operations and financial condition.

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Infrastructure

Mining, processing, development and exploration activities depend on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, or community, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and results of operations.

Community Relations, License to Operate and Reputation

The Company’s relationship with the host communities where it operates is critical to ensure the future success of its existing operations and the construction and development of its projects. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Certain non-governmental organizations (“NGOs”), some of which oppose globalization and resource development, are often vocal critics of the mining industry and its practices, including the use of cyanide and other hazardous substances in processing activities. Adverse publicity generated by such NGOs or others related to extractive industries generally, or New Gold’s operations or development activities specifically, could have an adverse effect on the Company’s reputation.

Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to the Company’s overall ability to advance its projects, which could have a material adverse impact on the Company’s results of operations, financial condition and prospects. While New Gold is committed to operating in a socially responsible manner, there is no guarantee that the Company’s efforts in this respect will mitigate this potential risk.

Climate Change Risks

Changes in climate conditions could adversely affect the Company’s business and operations through the impact of (i) more extreme temperatures, precipitation levels and other weather events; (ii) changes to laws and regulations related to climate change; and (iii) changes in the price or availability of goods and services required by the business.

Climate change may lead to more extreme in temperatures, precipitation levels and other weather events. Extreme high or low temperatures could impact the operation of equipment and the safety of personnel at the Company’s sites, which could result in damage to equipment, injury to personnel and production disruptions. Changes in precipitation levels may impact the availability of water at the Company’s operations, which the mills require to operate, potentially leading to production disruptions. Low precipitation also increases the risk of large forest fires, as occurred in proximity to the Company’s operations in British Columbia in the summer of 2017, which could cause production disruptions or damage site infrastructure. Increases in precipitation levels could also lead to water management challenges. Extreme weather events, such as forest fires, severe storms or floods, all of which may be more probable and more extreme due to climate change, may negatively impact operations and disrupt production. Significant capital investment may be required to address these occurrences and to adapt to changes in average operating conditions caused by these changes to the climate.

Climate change may lead to new laws and regulations that affect the Company’s business and operations. Many governments are moving to enact climate change legislation and treaties at the international, national, state, provincial and local levels. Where legislation already exists, regulations relating to emission levels and energy efficiency are becoming more stringent. Some of the costs associated with meeting more stringent regulations can be offset by increased energy efficiency and technological innovation. However, if the current regulatory trend continues, meeting more stringent regulations is anticipated to result in increased costs.

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Climate change may lead to changes in the price and availability of goods and services required for the Company’s operations, which require the regular supply of consumables such as diesel, electricity, and sodium cyanide to operate efficiently. The Company’s operations also depend on service providers to transport these consumables and other goods to the operations and to transport doré and concentrate produced by the Company to refiners. The effects of extreme weather described above and changes in legislation and regulation on the Company’s suppliers and their industries may cause limited availability or higher price for these goods and services, which could result in higher costs or production disruptions.

We can provide no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on the Company’s operations and profitability.

Labour and Employment Matters

Production at the Company’s mines and projects is dependent on the efforts of the Company’s employees and contractors. The Company competes with mining and other companies on a global basis to attract and retain employees at all levels with appropriate technical skills and operating experience necessary to operate its mines. The conduct of the Company’s operations is dependent on access to skilled labour. Access to skilled labour may prove particularly challenging where mining operations are conducted in remote locations. Shortages of suitably qualified personnel could have a material adverse effect on the Company’s business and results of operations. Relations between the Company and its employees may be impacted by changes in the scheme of labour relations, which may be introduced by the relevant governmental authorities in the jurisdictions where the Company carries on business. New Gold had approximately 72 employees that belong to a union at the Cerro San Pedro Mine, which ceased active mining operations in 2017. In addition, the Company engages contractors who may have unionized employees. Adverse changes in the schemes of labour relations in different jurisdictions or in the relationship between the Company and its employees, or between the Company’s contractors and their respective employees, may have a material adverse effect on the Company’s business, results of operations and financial condition.

Litigation and Dispute Resolution

From time to time New Gold is subject to legal claims, with and without merit. These claims may commence informally and reach a commercial settlement or may progress to a more formal dispute resolution process. The causes of potential future claims cannot be known and may arise from, among other things, business activities, environmental laws, land use, contractor engagements, volatility in stock price or failure to comply with disclosure obligations. In particular, the complex activities and significant expenditures associated with construction activities, such as the construction of Rainy River, may lead to various claims, some of which may be material. Defense and settlement costs may be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation and dispute resolution process, there can be no assurance that the resolution of any particular legal proceeding or dispute will not have a material adverse effect on the Company’s future cash flows, results of operations or financial condition.

Title Risks

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to mineral concessions may be disputed. Although the Company believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of such properties will not be challenged or impaired. Third parties may have valid claims underlying portions of the Company’s interest, including prior unregistered liens, agreements, transfers, royalties or claims, including land claims by First Nations or other indigenous groups, and title may be affected by, among other things, undetected defects. In some cases, title to mineral rights and surface rights has been divided, and the Company may hold only surface rights or only mineral rights over a particular property, which can lead to

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potential conflict with the holder of the other rights. As a result of these issues, the Company may be constrained in its ability to operate its properties or unable to enforce its rights with respect to its properties, or the economics of its mineral properties may be impacted. An impairment to or defect in the Company’s title to its properties or a dispute regarding property or other related rights could have a material adverse effect on the Company’s business, financial condition or results of operations.

Competition

New Gold faces strong competition from other mining companies in connection with the identification and acquisition of properties producing, or capable of producing, precious and base metals. Many of these companies have greater financial resources, operational experience and technical capabilities than New Gold. As a result of this competition, the Company may be unable to identify, maintain or acquire attractive mining properties on acceptable terms or at all. Consequently, the Company’s prospects, revenues, operations and financial condition could be materially adversely affected.

Retention of Key Personnel

The Company’s business is dependent on retaining the services of a number of key personnel of the appropriate calibre as the business develops. New Gold’s success is, and will continue to be to a significant extent, dependent on the expertise and experience of the directors and senior management, and the loss of one or more of such persons could have a material adverse effect on the Company. The Company does not maintain any key man insurance with respect to any of its officers or directors.

Hedging

From time to time the Company uses or may use certain derivative products to hedge or manage the risks associated with changes in gold prices, copper prices, silver prices, interest rates, foreign currency exchange rates and energy prices. The use of derivative instruments involves certain inherent risks including, among other things: (i) credit risk – the risk of an unexpected loss arising if a counterparty with which the Company has entered into transactions fails to meet its contractual obligations; (ii) market liquidity risk – the risk that the Company has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; and (iii) unrealized mark-to-market risk – the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring an unrealized mark-to-market loss in respect of such derivative products.

There is no assurance that any hedging program or transactions which may be adopted or utilized by New Gold designed to reduce the risk associated with changes in gold prices, copper prices, silver prices, interest rates, foreign currency exchange rates or energy prices will be successful. Although hedging may protect New Gold from an adverse price change, it may also prevent New Gold from benefiting fully from a positive price change.

Counterparty Risk

Counterparty risk is the risk to the Company that a party to a contract will default on its contractual obligations to the Company. The Company is exposed to various counterparty risks including, but not limited to: (i) financial institutions that hold the Company’s cash and short term investments; (ii) companies that have payables to the Company, including concentrate and bullion customers; (iii) providers of its risk management services, such as hedging arrangements; (iv) shipping service providers that move the Company’s material; (iv) the Company’s insurance providers; and (v) the Company’s lenders. Although the Company makes efforts to limit its counterparty risk, the Company cannot effectively operate its business without relying, to a certain extent, on the performance of third party service providers.

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Investment Risk

Investment risk is the risk that a financial instrument’s value will deviate from the expected returns as a result of changes in market conditions, whether those changes are caused by factors specific to the individual investment or factors affecting all investments traded in the market. This includes interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Other aspects of investment risk include credit risk (the risk of unexpected loss arising if a counterparty with which the Company has entered into transactions fails to meet its contractual obligations) and liquidity risk (the risk that the Company has entered into an investment that cannot be closed out quickly). Although the factors that affect investment risk are outside the Company’s control, the Company limits investment risk by limiting its investment exposure in terms of total funds to be invested and by being selective of high quality investments.

Disclosure and Internal Controls

The Company may fail to maintain the adequacy of internal control over financial reporting as per the requirements of the U.S. Sarbanes-Oxley Act of 2002 (“SOX”). The Company documented and tested its internal control procedures in order to satisfy the requirements of Section 404 of SOX. Both SOX and Canadian legislation require an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting.

The Company may fail to maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting. The Company’s failure to satisfy the requirements of Section 404 of SOX and equivalent Canadian legislation on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of the Common Shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations.

The Company may fail to maintain the adequacy of its disclosure controls. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to the Company’s management, as appropriate, to allow timely decisions regarding required disclosure.

No evaluation can provide complete assurance that the Company’s financial and disclosure controls will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments.

Conflicts of Interest

Certain of New Gold’s directors and officers also serve as directors and/or officers of other companies involved in natural resource exploration and development, and consequently there exists the possibility for such directors and officers to have interests that conflict with the Company’s interests. Situations may arise in connection with potential investments where the other interests of the Company’s directors conflict with its interests. As such, conflicts of interest may arise that may influence these persons in evaluating possible acquisitions or in generally acting on the Company’s behalf, as they may pursue opportunities that would then be unavailable to the Company. In the event that the Company’s directors are subject to conflicts of interest, there may be a material adverse effect on the Company’s business.

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Corruption and Bribery Laws

The Company’s operations are governed by, and involve interactions with, many levels of government in numerous countries. The Company is required to comply with anti-corruption and anti-bribery laws, including the Criminal Code, the Canadian Corruption of Foreign Public Officials Act and the U.S. Foreign Corrupt Practices Act, as well as similar laws in the countries in which the Company conducts its business. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-corruption and anti-bribery laws. Furthermore, a company may be found liable for violations not only by its employees, but also by its contractors and third party agents. Although the Company has adopted steps to mitigate such risks, such measures may not always be effective in ensuring that the Company, its employees, contractors and third party agents will comply strictly with such laws. If the Company finds itself subject to an enforcement action or is found to be in violation of such laws, this may result in significant penalties, fines and/or sanctions imposed on the Company resulting in a material adverse effect on the Company’s reputation and results of its operations.

Foreign Operations

The Company’s mining operations are currently conducted in Canada, the United States and Australia, and the Company owns a mine in Mexico that transitioned from active mining to residual leaching in 2016. The Company also has the Blackwater Project in Canada. As a result of its activities in multiple jurisdictions, the Company is exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary for each country and include, but are not limited to: fluctuations in currency exchange rates; high rates of inflation; labour unrest; environmental controls and permitting; restrictions on the use of land and natural resources; renegotiation or nullification of existing concessions, licenses, permits and contracts; delays in obtaining or the inability to obtain necessary governmental licenses and permits; illegal mining; corruption; higher rates of criminality; unstable or unreliable legal systems; changes in the taxation or royalty regimes; arbitrary changes in laws or policies; restrictions on foreign exchange and repatriation; limitations on exports and imports; changing political conditions, social unrest, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction; and other risks arising out of foreign sovereignty issues.

Changes, if any, in mining or investment laws or policies or shifts in political attitudes in these countries could adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by:

•	government regulations including, but not limited to, restrictions on production, price controls, import or export controls, currency remittance, income taxes and other taxes, royalties, expropriation of property, foreign investment, maintenance of claims, environmental legislation, permit requirements, land use, land claims of local people, water use and mine safety; and

•	the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s operations or profitability. Furthermore, in the event of a dispute arising from the Company’s activities, it may be subject to the exclusive jurisdiction of courts outside of Canada and the United States or may not be successful in subjecting persons to

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the jurisdiction of courts in Canada and the United States, either of which could unexpectedly and adversely affect the outcome of a dispute.

The Company faces challenges inherent in efficiently managing employees over large geographical distances, including the challenge of staffing and managing operations in several international locations and implementing appropriate systems, policies and compliance programs. These challenges may divert management’s attention, to the detriment of the Company’s operations in Canada. There can be no assurance that difficulties associated with the Company’s foreign operations can be successfully managed.

Information Systems Security Threats

New Gold has entered into agreements with third parties for hardware, software, telecommunications and other information technology (“IT”) services in connection with its operations. New Gold’s operations depend, in part, on how well the Company and its suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, hacking, computer viruses, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information systems failures, delays and/or increases in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

Although to date the Company has not experienced any material losses relating to cyber attacks or other information security breaches, there can be no assurance that New Gold will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

NOTES

6.25% Senior Notes due 2022

In November 2012, the Company issued an aggregate principal amount of $500 million 6.25% senior notes maturing on November 15, 2022 (“2022 Notes”). The 2022 Notes were issued pursuant to an indenture dated November 14, 2012, between the Company and Computershare Trust Company, N.A., as trustee (“2022 Note Indenture”). The 2022 Notes are direct, senior obligations of the Company and are not secured by any mortgage, pledge or charge.

Interest on the 2022 Notes is payable in arrears in equal semi-annual installments on May 15 and November 15 each year. The Company has the option to redeem the 2022 Notes at a price ranging from 103.125% to 100% of face value, with the rate decreasing based on the length of time the 2022 Notes are outstanding.

The 2022 Note Indenture provides that in the event of a change of control of the Company, as defined therein, each holder of the 2022 Notes will have the right to cause the Company to repurchase some or all of its 2022 Notes at 101% of

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their principal amount, plus accrued and unpaid interest to, but not including, the repurchase date. In addition, the 2022 Note Indenture requires the Company to comply with certain reporting and other covenants.

6.375% Senior Notes due 2025

In May 2017, the Company issued an aggregate principal amount of $300 million 6.375% senior notes maturing on May 15, 2025 (“2025 Notes”). The 2025 Notes were issued pursuant to an indenture dated May 18, 2017, between the Company and Computershare Trust Company, N.A., as trustee (“2025 Note Indenture”). The 2025 Notes are direct, senior obligations of the Company and are not secured by any mortgage, pledge or charge.

Interest on the 2025 Notes is payable in arrears in equal semi-annual installments on May 15 and November 15 each year. On or after May 15, 2020, the Company has the option to redeem the 2025 Notes at a price ranging from 104.781% to 100% of face value, with the rate decreasing based on the length of time the 2025 Notes are outstanding, and before May 15, 2020, the Company may redeem the 2025 Notes at 100% of face value plus a “make whole” premium.

The 2025 Note Indenture provides that in the event of a change of control of the Company, as defined therein, each holder of the 2025 Notes will have the right to cause the Company to repurchase some or all of its 2025 Notes at 101% of their principal amount, plus accrued and unpaid interest to, but not including, the repurchase date. In addition, the 2025 Note Indenture requires the Company to comply with certain reporting and other covenants.

DIVIDENDS

To date, New Gold has not paid dividends on its shares. The Company currently intends to retain future earnings, if any, for use in its business and does not, at this time, anticipate paying dividends on its shares. Any determination to pay any future dividends will remain at the discretion of the Company’s board of directors and will be made taking into account its financial condition and other factors deemed relevant by the board. Further, pursuant to debt instruments of the Company in place from time to time, the Company may, in certain circumstances, be required to obtain consent from lenders prior to declaring dividends.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

The Company is authorized to issue an unlimited number of Common Shares without par value, of which 578,748,338 Common Shares were issued and outstanding at the close of business March 26, 2018. Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Company, and to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election.

Holders of Common Shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Company’s board of directors at its discretion from funds legally available therefor and, on the liquidation, dissolution or winding up of the Company, are entitled to receive on a pro-rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of common shares with

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respect to dividends or liquidation. The common shares do not carry any pre-emptive, subscription, redemption or conversion rights.

The Company also has options and notes outstanding. See the notes to the Company’s audited consolidated financial statements for the year ended December 31, 2017 for additional information regarding the Company’s convertible securities.

An amended and restated shareholder rights plan agreement was approved by the shareholders of the Company on April 29, 2015 and is effective for a three-year period unless further extended. The shareholder rights plan is presently scheduled to expire at the close of business on April 25, 2018.

Ratings

Below are the ratings for New Gold’s corporate debt as at March 26, 2018:

•	Standard & Poor’s Ratings Services: B (Recovery Rating: 3)

•	Moody’s Investors Service: B3 (SGL-3)

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities; an indication of the likelihood of repayment for an issue of securities; and an indication of the capacity and willingness of the issuer to meet its financial obligations in accordance with the terms of those securities. Credit ratings are not assurances of credit quality or exact measures of the likelihood of default.

The information concerning our credit ratings relates to New Gold’s financing costs, liquidity and operations. The availability of funding options may be affected by certain factors, including the global capital market environment and outlook as well as the Company’s financial performance. New Gold’s ability to access capital markets at competitive rates is dependent on its credit rating and rating outlook, as determined by credit rating agencies such as S&P and Moody’s (both as defined below), and if the Company’s ratings were downgraded, financing costs and future debt issuances could be unfavourably impacted. A description of the rating agencies’ credit ratings listed above is set out below.

Standard & Poor’s Ratings Services (“S&P”) credit ratings are on a rating scale ranging from AAA to D, which represents the range from highest to lowest quality. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (–) sign to show relative standing within the major rating categories. S&P’s rating is a forward looking opinion about credit risk and assesses the credit quality of the individual debt issue and the relative likelihood that the issuer may default. The B rating is ranked sixth out of S&P’s major rating categories. According to the S&P rating system, an obligor of debt securities rated B has the capacity to meet its financial commitment on the debt security, however, adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation. In addition, S&P uses a scale of 1+ to 6 for recovery ratings, which represent the range, from high to low, of the percentage of principal and unpaid accrued interest that an investor may expect to receive in the case of default. A “3” recovery rating ranks fourth out of S&P’s seven recovery rating categories, and indicates S&P’s expectation of meaningful (50% -70%) recovery in a default scenario.

Moody’s Investors Service (“Moody’s”) credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality, with a rating of B being the sixth highest of nine major categories. The generic rating classifications from Aa through Caa may be modified by the numerical modifiers 1, 2 and 3. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range

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ranking; and the modifier 3 indicates a ranking in the lower end of that generic category. According to Moody’s, obligations rated B3 are considered speculative and subject to high credit risk. In addition, Moody’s uses a speculative-grade loss (“SGL”) assessment scale of 1 to 4, which represents Moody’s opinion about issuers' relative abilities to generate cash from internal resources and external sources of committed financing in relation to their cash obligations over the coming 12 months. A SGL-3 ranks third out of Moody’s four SGL assessment categories. Issuers rated SGL-3 possess adequate liquidity. They are expected to rely on external sources of committed financing. Based on Moody's evaluation of near term covenant compliance there is only a modest cushion, and the issuer may require covenant relief in order to maintain orderly access to funding lines.

The credit ratings for New Gold’s corporate debt are based on, among other things, information furnished to the above ratings agencies by the Company and information obtained by the ratings agencies from publicly available sources. The credit ratings are not recommendations to buy, sell or hold securities since such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant. Credit ratings given to New Gold’s corporate debt may not reflect the potential impact of all risks on the value of debt instruments, including risks related to market or other factors discussed in this Annual Information Form. See also “Risk Factors”.

MARKET FOR SECURITIES

Trading Price and Volume

Common Shares

The Common Shares of the Company are listed and posted for trading on the TSX and NYSE American in each case under the symbol “NGD”. The following table contains information relating to the trading of the Common Shares in Canadian dollars on the TSX for the months indicated.

2017	High (C$)	Low (C$)	Volume
January	5.79	3.11	55,689,073
February	4.24	3.34	53,074,229
March	4.08	3.51	49,037,936
April	4.58	3.73	34,675,225
May	4.27	3.52	27,312,223
June	4.21	3.76	29,581,282
July	4.19	3.58	16,975,169
August	4.70	4.16	21,932,022
September	5.16	4.40	21,613,463
October	5.03	4.25	25,131,524
November	4.41	3.90	15,411,100
December	4.27	3.76	12,076,337

The price of the Common Shares as quoted by the TSX at the close of business on December 29, 2017, the last trading day prior to year-end, was C$4.13 and on March 26, 2018 was C$3.33.

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DIRECTORS AND OFFICERS

The names, positions or offices held with the Company, province/state and country of residence, and principal occupation of the directors and executive officers of the Company as at March 26, 2018 are set out below. In addition, the principal occupations of each of the Company’s directors and executive officers within the past five years are disclosed in their biographies.

As at March 26, 2018, directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 8,213,645 common shares of the Company, representing approximately 1.42% of its issued and outstanding shares.

The term of each director of the Company expires at the annual general meeting of shareholders, where they can be nominated for re-election. The Company’s officers hold their respective offices at the discretion of the board, but typically on an annual basis, after the annual general meeting, the directors pass resolutions to appoint officers and committees.

JAMES ESTEY Alberta, Canada Director since: July 8, 2008 Independent

James Estey is the retired Chairman of UBS Securities Canada Inc. and has over 30 years of experience in the financial markets. He is Chair of the Board of Gibson Energy Inc. and of PrairieSky Royalty Ltd. Mr. Estey also serves on the Advisory Board of the Edwards School of Business. Mr. Estey’s principal occupation is as a Corporate Director.

VAHAN KOLOLIAN Ontario, Canada Director since: June 1, 2009 Independent	Vahan Kololian is the founder and Managing Partner of TerraNova Partners LP, which invests in the industrial, services and resource sectors. Mr. Kololian started his career in investment banking in 1980 with Burns Fry Limited (now BMO Nesbitt Burns). From 1990 to 2000, he was co-founder and President of Polar Capital Corporation. Mr. Kololian is co-founder and Chairman of the Mosaic Institute, a “think and do” tank that conducts research to create social initiatives designed to dismantle prejudice, promote respect and justice, and make it easier for Canadians to experience our differences as important benefits to us all. Mr. Kololian holds a Bachelor of Arts from the University of Western Ontario and a Bachelor of Laws from the University of Ottawa. Mr. Kololian’s principal occupation is Managing Partner of TerraNova Partners LP.

MARTYN KONIG Jersey, United Kingdom Director since: June 1, 2009 Independent	Martyn Konig has over 35 years of experience in investment banking and the commodity markets as well as extensive experience in the natural resource sector. Mr. Konig’s principal occupation is Chief Investment Officer for T Wealth Management SA, a private multi-family office. Mr. Konig is also the Chairman of Euromax Resources Ltd. and the Chairman of Nyrstar NV. Previously, Mr. Konig was Executive Chairman and President of European Goldfields Limited until its acquisition by Eldorado Gold Corp. in February 2012 and was Chief Executive Officer of the Blackfish Capital Group from 2005 until August 2009. Mr. Konig was a main Board Director of NM Rothschild and Sons Ltd. for 15 years and held senior positions at Goldman Sachs and UBS. Mr. Konig is a Barrister and Fellow of the

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Chartered Institute of Bankers.

RANDALL OLIPHANT Ontario, Canada Director since: June 1, 2009 Non- Independent	Randall Oliphant has worked in the mining industry in various capacities for 30 years. From 1999 to 2003, Mr. Oliphant was the President and Chief Executive Officer of Barrick Gold Corporation, and since that time he has served on the boards of a number of public companies and not-for-profit organizations. Mr. Oliphant was the Chairman of Western Goldfields Inc. from 2006 until its business combination with New Gold in 2009. Mr. Oliphant served as the Executive Chairman of New Gold from the time of the business combination to January 2017. Mr. Oliphant presently serves on the advisory board of Metalmark Capital LLC, a leading private equity firm, and the boards of directors of Franco-Nevada Corporation. In addition, in 2013 Mr. Oliphant was elected as Chairman of the World Gold Council. Mr. Oliphant is a Chartered Professional Accountant, FCPA, FCA. Mr. Oliphant’s principal occupation is as a Corporate Director.

IAN PEARCE Ontario, Canada Director since: April 27, 2016 Independent	Ian Pearce is the Chair of the Board of New Gold. Mr. Pearce has over 25 years of experience in the mining industry. From 1993 to 2003, Mr. Pearce held progressively more senior engineering and project management roles with Fluor Inc., including managing numerous significant development projects in the extractive sector. From 2003 to 2006, Mr. Pearce held executive roles at Falconbridge Limited, including Chief Operating Officer, and he subsequently served as Chief Executive Officer of Xstrata Nickel, a subsidiary of Xstrata plc, from 2006 to 2013. From 2013 to 2017, Mr. Pearce was a partner of X2 Resources, a private partnership focused on building a mid-tier diversified mining and metals group. Mr. Pearce currently serves as the Chair of the Board of Nevsun Resources Ltd. and MineSense Technologies Ltd., a technology company seeking to improve the ore extraction and recovery process, as well as a director of Outotec Oyj. He holds a Higher National Diploma in Engineering (Mineral Processing) and a Bachelor of Science degree from the University of the Witwatersrand in South Africa. Mr. Pearce’s principal occupation is as a Corporate Director.

HANNES PORTMANN Ontario, Canada Director since: April 26, 2017 Non-Independent	Hannes Portmann is President and Chief Executive Officer of New Gold. Mr. Portmann joined the Company in 2009 following its merger with Western Goldfields Inc. with the primary focus of leading New Gold’s corporate development and investor relations teams. Since that time, he has taken on progressively more responsibility for other facets of the business, and was appointed Executive Vice President of Business Development in December 2015 with added responsibility for human resources and exploration, and most recently was appointed President and Chief Executive Officer of New Gold in January 2017. Previously, Mr. Portmann held roles in the Merrill Lynch Investment Banking Mining Group and in the assurance and advisory practices of PricewaterhouseCoopers LLP. Mr. Portmann holds a Bachelor of Science in Mining Engineering from Queen’s University, a Masters of Management and Professional Accounting from the Rotman School of Management, University of Toronto and is a Chartered Professional Accountant, CPA, CA.

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KAY PRIESTLY Utah, United States Director since: June 3, 2015 Independent	Kay Priestly has over 35 years of experience in finance, accounting and executive management. She spent 24 years with Arthur Andersen LLP as a Certified Public Accountant where she provided auditing, tax and consulting services and held various senior leadership positions. She ultimately served on the firm’s global executive team as Managing Partner, People. From 2006 to 2014, Ms. Priestly held various executive positions with Rio Tinto and its affiliates, including Chief Financial Officer, Copper for Rio Tinto’s global copper product group from 2008 to 2012 and Chief Executive Officer of Turquoise Hill Resources Ltd. from 2012 to 2014. Ms. Priestly currently serves on the board of directors of TechnipFMC plc. She holds a Bachelor of Science, Accounting from Louisiana State University. Ms. Priestly’s principal occupation is as a Corporate Director.

MARILYN SCHONBERNER Alberta, Canada Director since: June 20, 2017 Independent	Marilyn Schonberner is the Chief Financial Officer and Senior Vice President, and an Executive Director, of Nexen Energy ULC. In that role, she is responsible for the overall financial management of Nexen, including accounting, audit, tax, planning, treasury and insurance. Ms. Schonberner joined Nexen in 1997 and since that time has held positions of increasing responsibility including General Manager of Human Resources Services; Director of Corporate Audit; Director of Business Services U.K.; and Treasurer and Vice President of Corporate Planning. Prior to joining Nexen, she spent over 15 years in finance, strategic planning and organization development in the energy sector and as a consultant. Ms. Schonberner holds a Bachelor of Commerce from the University of Alberta and a Master of Business Administration from the University of Calgary. She is a CPA, CMA and a Certified Internal Auditor. Ms. Schonberner completed the Senior Executive Development Programme at the London Business School and is currently enrolled in the Directors Education Program at the Institute of Directors.

RAYMOND THRELKELD Virginia, United States Director since: June 1, 2009 Non-Independent	Raymond Threlkeld has over 30 years of mineral industry experience. He served as Interim Chief Operating Officer of New Gold from December 19, 2016 to September 1, 2017. From 2009 to 2013, Mr. Threlkeld was the President and Chief Executive Officer of Rainy River Resources Ltd. From 2005 to 2009, Mr. Threlkeld was the Chief Operating Officer of Silver Bear Resources Inc. From 2006 to 2009, he was the President and Chief Executive Officer of Western Goldfields Inc. From 1996 to 2005, Mr. Threlkeld held various senior management positions in precious metal mine development with Barrick Gold Corporation and Coeur d’Alene Mines Corporation including in connection with the development of the Pierina Mine in Peru, the Bulyanhulu Mine in Tanzania and the Veladero Mine in Argentina. Mr. Threlkeld has had exploration acquisition success in the western United States in addition to his management and project development experience. Mr. Threlkeld currently serves on the boards of directors of Euromax Resources Ltd., Kirkland Lake Gold Ltd. and Northern Empire Resources Corp. Mr. Threlkeld holds a Bachelor of Science in Geology from the University of Nevada Mackay School of Earth Sciences and Engineering. Mr. Threlkeld’s principal occupation is a Corporate Director and consultant on natural resource development.

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PAULA MYSON Ontario, Canada Executive Vice President and Chief Financial Officer	Ms. Myson has been the Executive Vice President and Chief Financial Officer since September 2017. Ms. Myson has over 25 years of experience in finance, treasury, corporate development, investor relations and risk management in public companies. During her 23 years working with the Sherritt International group of companies, Ms. Myson held multiple senior roles, including: CFO Oil and Gas, Corporate Treasurer, CFO Power, and Director, Corporate Development. Most recently, she was Vice President, Finance at Callidus Capital Corporation, a specialty lender. Ms. Myson is a Chartered Financial Analyst and a Certified Professional in Investor Relations, and has earned Master of Business Administration, Bachelor of Commerce and Bachelor of Arts degrees from the University of Alberta.

CORY ATIYEH Arizona, United States Vice President, Operations	Mr. Atiyeh has been the Vice President, Operations of New Gold since August 2016. Mr. Atiyeh has over 30 years of experience in the mining industry. He joined Western Goldfields in 2006 as Vice President and General Manager of the Mesquite Mine in California, where he was responsible for the management and successful re-start of mine operations. Western Goldfields merged with New Gold in 2009. Prior to Western Goldfields/New Gold, Mr. Atiyeh held progressively more senior roles with Gold Fields Limited, including General Manager of the St. Ives Gold Mine in Kambalda, Western Australia, one of Australia’s largest gold mines, producing over 500,000 ounces of gold annually. Mr. Atiyeh holds a Bachelor of Science degree in Mining Engineering from the Montana College of Mineral Science and Technology.

LISA DAMIANI Ontario, Canada General Counsel, Vice President, Government Relations and Corporate Secretary	Ms. Damiani has been the Vice President, General Counsel and Corporate Secretary of New Gold since June 2013 and added government relations, including indigenous governments, to her portfolio in 2017. Prior to joining New Gold, Ms. Damiani was engaged in the private practice of law at Davies Ward Phillips & Vineberg LLP from 2001 as a partner, and from 1999 to 2000 as an associate. Mr. Damiani has over 20 years of experience in corporate and securities law and mergers and acquisitions with a focus on the mining sector and has received extensive recognition in the industry. Ms. Damiani holds a Bachelor of Arts, a Bachelor of Laws and a Masters of Business Administration, all from the University of Toronto.

MARK PETERSEN Ontario, Canada Vice President, Exploration	Mr. Petersen is an economic geologist with over 30 years of mineral industry experience. He has been the Vice President, Exploration of New Gold since 2008. Previously, Mr. Petersen held the position of Vice President of Exploration for Metallica Resources Inc., where he was responsible for directing the company’s exploration activities in the U.S. and Latin America. Prior to his role with Metallica, Mr. Petersen held positions as an exploration geologist with Lac Minerals Inc. and predecessor companies Bond Gold Inc. and St. Joe Gold Inc. Mr. Petersen holds a Bachelor of Arts with a major in Geology from The College of Wooster, a Master of Science in Geology from Kent State University, and a Master of Business Administration from the University of Colorado. Mr. Petersen is also a Certified Professional Geologist with the American Institute of Professional Geologists and a

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Registered Member of the Society for Mining, Metallurgy and Exploration.

JULIE RACHYNSKI British Columbia, Canada Vice President, Human Resources	Ms. Rachynski has been the Vice President, Human Resources of New Gold since November 2017. She has over 25 years of experience in the areas of human resources, organizational effectiveness, recruitment and selection, succession planning, and labour and employee relations. She joined New Gold in 2014 as the Manager, Human Resources for the New Afton Mine. From 2006 to 2014, Ms. Rachynski was Manager of Human Resources at Domtar Pulp and Paper Products, where she was responsible for labour relations, human resources, and health and safety. Prior to this, she held increasingly senior human resource positions at Weyerhaeuser Company Ltd. She has been a member of the Interior Forest Labour Relations Association, Trustee for Southern Interior Health and Welfare Plan, partner of BC Pulp & Paper Labour Market Committee, and Business Partner for Kamloops Region Success by Six Program. Ms. Rachynski has a Bachelor of Business Administration Degree from Simon Fraser University, and is a Chartered Professional in Human Resources (CPHR).

PETER WOODHOUSE Ontario, Canada Vice President, Project Development	Mr. Woodhouse has been the Vice President, Project Development since September 2017. He has over 30 years of experience in engineering and project management, dedicated mostly to the development of mining infrastructure. He has been responsible for all aspects of project management, team development and project execution, through all phases of a project, from scoping study through commissioning. From 2014, Mr. Woodhouse was Vice President, Projects at Centerra Gold Inc., where he was responsible for overall capital projects development, including the institution of a corporate project management team, a site project management team, as well as the establishment of a comprehensive set of project management tools. From 1997 to 2014, Mr. Woodhouse was the principal of Technology Management Group Inc., a project management services consultancy. He has also held senior project management roles for Canada Lithium, Hatch, SNC Lavalin, and Xstrata Nickel. Mr. Woodhouse has a Bachelor of Engineering (Mechanical) from McGill University, and is registered as a Professional Engineer in Ontario, Canada.

Standing Committees of the Board

There are currently four standing committees of the board of directors: the Audit Committee, the Compensation Committee; the Corporate Governance and Nominating Committee, and the Health, Safety, Environment and Corporate Social Responsibility Committee. The following table identifies the members of each of these committees and indicates whether each committee member is considered independent or non-independent:

Board Committee	Committee Members	Status
Audit Committee	Kay Priestly (Chair)	Independent
	Martyn Konig	Independent
	Marilyn Schonberner	Independent
Compensation Committee	Ian Pearce (Chair)	Independent

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Board Committee	Committee Members	Status
	James Estey	Independent
	Kay Priestly	Independent
Corporate Governance and Nominating Committee	Vahan Kololian (Chair) Martyn Konig Ian Pearce	Independent Independent Independent
	Marilyn Schonberner	Independent

Health, Safety, Environment and Corporate Social Responsibility Committee	Raymond Threlkeld (Chair)	Non-Independent
	Vahan Kololian	Independent
	Ian Pearce	Independent

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of the Company is, or within ten years prior to the date of this Annual Information Form has been, a director, chief executive officer or chief financial officer of any company (including New Gold) that (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, and that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer of such company; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer of such company and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to materially affect the control of the Company, (i) is, or within ten years prior to the date of this Annual Information Form has been, a director or executive officer of any company (including New Gold) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than (a) Mr. Kololian who was a board member (but had previously resigned from the board) of ClearPoint Business Resources Inc., which filed for voluntary bankruptcy on or about June 23, 2010; and (b) Ms. Priestly who was a board member of Stone Energy Corporation, which filed voluntary petitions under chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of Texas on December 14, 2016. On February 28, 2017, Stone Energy Corporation announced the completion of the conditions precedent to emerging from Chapter 11 reorganization, and, accordingly, the Second Amended Joint Prepackaged Plan of Reorganization of Stone Energy Corporation and its Debtor Affiliates, dated December 28, 2016, that was confirmed on February 15, 2017 by the U.S. Bankruptcy Court for the Southern District of Texas, Houston Division, became effective on February 28, 2017. As a result of the Plan of Reorganization becoming effective, in accordance with its terms, the previous board of directors of Stone Energy Corporation, of which Ms. Priestly was a member, was replaced by a new board of directors; or (ii) has, within ten years prior to the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

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No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Certain directors and officers of the Company also serve as directors or officers of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. Randall Oliphant is currently director of Franco-Nevada Corporation which holds royalty interests in New Gold’s Mesquite Mine and Cerro San Pedro Mine. The Company has adopted a Code of Business Conduct and Ethics that addresses potential conflicts of interest.

Audit Committee

Audit Committee Charter

The Company’s Audit Committee Charter is set out in full in Schedule A.

Composition of the Audit Committee

The following directors are members of the Audit Committee as at March 26, 2018:

Kay Priestly (Chair)	Independent (1)	Financially literate (2)
Martyn Konig	Independent (1)	Financially literate (2)
Marilyn Schonberner	Independent (1)	Financially literate (2)

(1)	A member of an Audit Committee is independent if the member has no direct or indirect material relationship with the Company which could, in the view of the Company’s board of directors, reasonably interfere with the exercise of the member’s independent judgment.

(2)	An individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Relevant Education and Experience

The education and experience of each Audit Committee member relevant to the performance of his responsibilities as a member of the Audit Committee is described in their respective biographies set out under the heading “Directors and Officers” on page 60.

Pre-Approval Policies and Procedures

The Committee is responsible for the pre-approval of all audit, audit-related and non-audit services provided by the independent auditor. The Committee has delegated to the Chair the authority to pre-approve proposals for non-audit related services to be provided by the Company’s auditors up to a value of C$100,000 per engagement, and to report any such approvals to the Committee as a whole at the next Committee meeting. The Chair of the Committee is responsible for proper implementation of and compliance with this policy. In accordance with this policy, 100% of external auditor services described below were pre-approved by the Audit Committee or the Chair of the Audit Committee. None of the audit-related services described below were approved by the Audit Committee pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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External Auditor Service Fees (by category)

The aggregate fees billed by the Company’s external auditor in each of the last two fiscal years are as follows:

Financial Years Ending December 31	Audit Fees (1)	Audit Related Fees (2)	Tax Fees (3)	All Other Fees(4)
2017	C$1,989,435	C$235,000	C$35,505	C$125,000
2016	C$1,803,972	C$180,000	C$68,895	C$31,600

(1)	The aggregate fees billed for the performance of the audit or review of the Company’s financial statements.

(2)	The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements which are not included under the heading “Audit Fees”, including review of the Company’s short form prospectus in March 2017 and the Company’s offering memorandum in May 2017 – see “Developments – Financial” on page 10.

(3)	The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.

(4)	The aggregate fees billed for the performance of services not for or related to the audit or review of the Company’s financial statements or for tax compliance, tax advice and tax planning, including providing a transition lab for the Company’s new Chief Executive Officer and assistance with the Company’s strategic planning process.

Deloitte LLP is the independent registered public accounting firm that has been appointed as the external auditor of New Gold, and is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company is, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. As of the date hereof, there are no outstanding material proceedings to which the Company is a party.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Since January 1, 2014, no director, executive officer or 10% shareholder of the Company or any associate or affiliate of any such person or company, has or had any material interest, direct or indirect, in any transaction that has materially affected or is reasonably expected to materially affect the Company.

TRANSFER AGENT AND REGISTRAR

The Company’s transfer agent and registrar is Computershare Investor Services Inc. Transfers may be effected and registration facilities are maintained at each of the following offices: (i) 510 Burrard Street, Vancouver, British Columbia, V6C 2T5; and (ii) 100 University Avenue, Toronto, Ontario, M5J 2Y1.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the Company has not entered into any material contracts during the most recently completed financial year or prior financial year which are still in force and effect and which may reasonably be regarded as presently material other than as set out below:

•	Indenture dated as of November 14, 2012 between New Gold Inc., the Guarantors (Metallica Resources Inc., Minera San Xavier S.A. de C.V., Peak Gold Ltd., Peak Gold Mines Pty Ltd., Rockcliff Group Limited, Western Goldfields Inc. and Western Mesquite Mines, Inc.), and Computershare Trust Company, N.A. (as Trustee) relating to the 6.25% Senior Notes due 2022. See “Notes” on page 56 for more information.

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•	Indenture dated as of May 18, 2017 between New Gold Inc., the Guarantors (Minera San Xavier S.A. de C.V., New Gold Mesquite Inc., New Gold CSP Ltd., New Gold Finance Inc., Western Goldfields (USA) Inc., New Gold Netherlands Cooperatie U.A., Peak Gold Asia Pacific Pty Ltd., Peak Gold Mines Pty Ltd. and Western Mesquite Mines, Inc.), and Computershare Trust Company, N.A. (as Trustee) relating to the 6.375% Senior Notes due 2025. See “Notes” on page 56 for more information.

•	Credit Agreement dated as of August 14, 2014, as amended on November 4, 2015, February 17, 2016, October 4, 2016, May 3, 2017 and June 5, 2017 between New Gold Inc. (as borrower) and The Bank of Nova Scotia and RBC Capital Markets (as Co-Lead Arrangers and Joint Book Runners) and The Bank of Nova Scotia (as Administrative Agent) and Royal Bank of Canada (as Syndication Agent) and The Bank of Nova Scotia, Royal Bank of Canada, JPMorgan Chase Bank, N.A., The Toronto-Dominion Bank, Canadian Imperial Bank of Commerce, Bank of Montreal, Export Development Canada and Bank of America, N.A., Canada Branch (as Lenders) described under the heading “General Development of the Business - Developments - Financial” on page 10.

TECHNICAL REPORTS

Below are the titles, authors and dates of the most recent technical reports for each of New Gold’s material properties (as described under “Description of the Business” on page 12), which are all filed in accordance with NI 43-101 and available under the Company’s profile on SEDAR at www.sedar.com.

•	The most recent technical report on the Rainy River Mine that is filed on SEDAR at www.sedar.com is titled “Feasibility Study of the Rainy River Mine, Ontario, Canada dated February 14, 2014 with an effective date of February 22, 2014 by Colin Hardie, P. Eng., David Runnels, Eng., and Patrice Live, Eng., for BBA Inc.; Sheila E. Daniel, M.Sc., P. Geo., David G. Ritchie, P. Eng., and Adam Coulson, PhD., P.Eng., for AMEC; Glen Cole, P. Geo., and Dorota El-Rassi, P.Eng., for SRK Consulting (Canada) Inc.; and Colm Keogh, P.Eng., and Mo Molavi, P. Eng., for AMC Mining Consultants (Canada) Ltd.

•	The most recent technical report on the New Afton Mine that is filed on SEDAR at www.sedar.com is titled “Technical Report on the New Afton Mine, British Columbia, Canada” dated March 23, 2015 by David W. Rennie, P. Eng, R. Dennis Bergen, P. Eng., and Holger Krutzelmann, P. Eng., for Roscoe Postle Associates Inc.

None of the authors of the technical reports listed above held any securities of the Company or of any associate or affiliate of the Company when they prepared the applicable technical report or received any securities following the preparation of such report.

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SCHEDULE A

Audit Committee Charter

1.	Purpose and Authority

The Audit Committee (“Committee”) is a committee of the Board of Directors (“the Board”). Its primary function shall be to assist the Board in fulfilling its oversight responsibilities with respect to accounting and financial reporting processes, the integrity of the financial statements of New Gold Inc. (the “Company”), compliance with legal and regulatory requirements, the overall adequacy and maintenance of the systems of internal controls that management has established and the overall responsibility for the Company's external and internal audit processes including the external auditor’s qualifications, independence and performance.

The Committee shall have access to such officers and employees of the Company, its external auditor and its legal counsel as the Committee considers to be necessary or desirable in order to perform its duties and responsibilities. In addition, the Committee shall have the authority and funding to retain independent legal, accounting and other consultants to advise the Committee. The Company shall provide for appropriate funding, as determined by the Committee, for payment of compensation to any advisers retained by the Committee and to the external auditor engaged by the Company for the purpose of rendering or issuing an audit report or performing other audit, review or attest services and ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

The Committee shall be accountable to the Board. In the course of fulfilling its specific responsibilities, the Committee shall maintain open communication between the Company's external auditor and the Board.

The responsibilities of a member of the Committee shall be in addition to such member's duties as a member of the Board.

The Committee has the duty to review and ensure that the Company's financial disclosures are complete and accurate, are in accordance with generally accepted accounting principles and fairly present the financial position and risks of the organization. The Committee should, where it deems appropriate, review compliance with laws and regulations and the Company's own policies.

The Committee will provide the Board with such recommendations and reports with respect to the financial disclosures of the Company as it deems advisable.

2.	Membership and Composition

The Committee shall consist of at least three independent directors who shall serve on behalf of the Board. The Board, at its organizational meeting held in conjunction with each annual general meeting of the Shareholders, shall appoint the members of the Committee for the ensuing year. Each member shall meet the independence, financial literacy and experience requirements of the TSX, the NYSE MKT and any other exchange upon which the securities of the Company may be listed to the extent required by the rules of such exchange, National Instrument 52-110 – Audit Committees, the U.S. Sarbanes-Oxley Act of 2002, Rule 10A-3 under the Securities Exchange Act of 1934, and any other applicable regulatory bodies, as required. Each member of the Committee must not have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time in the preceding three years. The Board may, at any time and from time to time, remove or replace any member of the Committee, fill any vacancy in the Committee or add a member to the Committee.

Financial literacy requires that all members of the Committee shall have the ability to read and understand a set of financial statements that present the breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements. At least one member of the Committee shall be able to analyze and interpret a full set of financial statements, including the related notes, in accordance with International Financial Reporting Standards (“IFRS”) and at

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least one member of the Committee shall qualify and be designated as the Audit Committee Financial Expert as determined in the judgment of the Board with reference to applicable law and stock exchange rules.

A majority of members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other, will constitute a quorum for a meeting of the Committee.

The Board will appoint one member of the Committee to act as the chair (“Chair”) of the Committee. In his or her absence, the Committee may appoint another person to act as chair of a meeting of the Committee provided a quorum is present. The Chair will appoint a secretary of the meeting, who need not be a member of the Committee and who will maintain the minutes of the meeting.

3.	Meetings

At the request of the external auditor, the Chair of the Board, the President and Chief Executive Officer (“CEO”) or the Chief Financial Officer (“CFO”) of the Company or any member of the Committee, the Chair of the Committee will convene a meeting of the Committee. In advance of every meeting of the Committee, the Chair, with the assistance of the CFO, will ensure that the agenda and meeting materials are distributed in a timely manner.

The Committee shall meet regularly and at least on a quarterly basis. The Committee shall hold in camera sessions without the presence of management after each meeting.

4.	Duties and Responsibilities

The Committee shall take charge of all responsibilities imparted on an audit committee of the Company, as they may apply from time to time, under the Business Corporations Act (British Columbia), National Instrument 52-110 – Audit Committees, the U.S. Sarbanes Oxley Act of 2002, Rule 10A-3 under the Securities Exchange Act of 1934, and stock exchange rules. The duties and responsibilities of the Committee include the following:

4.1	Financial Reporting and Disclosure

a.	Review and discuss with management and the external auditor at the completion of the annual examination:

i.	the Company's audited financial statements and related notes;

ii.	the external auditor's audit of the financial statements and their report;

iii.	any significant changes required in the external auditor's audit plan;

iv.	any serious difficulties or disputes with management encountered during the course of the audit; and

v.	other matters related to the conduct of the audit which are to be communicated to the Committee under IFRS.

b.	Review and discuss with management and the external auditor at the completion of any review engagement or other examination, the Company's quarterly financial statements.

c.	Review and discuss with management, prior to their public disclosure, the annual reports, quarterly reports, Management’s Discussion and Analysis (“MD&A”), earnings press releases and any other material disclosure documents containing or incorporating by reference audited or unaudited financial statements

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of the Company and, if thought advisable, provide their recommendations on such documents to the Board.

d.	Review and discuss with management any guidance being provided to shareholders on the expected earnings of the Company and, if thought advisable, provide their recommendations on such documents to the Board.

e.	Inquire of the auditors regarding the quality and acceptability of the Company's accounting principles and estimates, including the clarity of financial disclosure and the degree of conservatism or aggressiveness of the accounting policies and estimates.

f.	Review the Company's compliance with any policies and reports received from regulators. Discuss with management and the external auditor the effect on the Company's financial statements of significant regulatory initiatives.

g.	Meet with the external auditor and management in separate executive sessions, as necessary or appropriate, to discuss any matters that the Committee or any of these groups believe should be discussed privately with the Committee.

h.	Ensure that management has the proper and adequate systems and procedures in place for the review of the Company's financial statements, financial reports and other financial information including all Company disclosure of financial information extracted or derived from the Company’s financial statements, and that they satisfy all legal and regulatory requirements. The Committee shall periodically assess the adequacy of such procedures.

i.	Review with the Company's counsel, management and the external auditor any legal or regulatory matter, including reports or correspondence, which could have a material impact on the Company's financial statements or compliance policies.

j.	Based on discussions with the external auditor concerning the audit, the financial statement review and such other matters as the Committee deems appropriate, recommend to the Board the filing of the audited annual and unaudited quarterly financial statements and MD&A on SEDAR and the inclusion of the audited financial statements in the Annual Report on Form 40-F.

4.2	External Auditor

a.	Be responsible for recommending to the Board the appointment of the Company's external auditor and for the compensation, retention and oversight of the work of the external auditor engaged by the Company. The external auditor shall report directly to the Committee. The Committee shall be responsible to resolve disagreements, if any, between management and the external auditor regarding financial reporting.

b.	Consider, in consultation with the external auditor, the audit scope and plan of the external auditor.

c.	Confirm with the external auditor and receive written confirmation at least once per year as to the external auditor's internal processes and quality control and disclosure of any investigations or government enquiries, reviews or investigations of the external auditor.

d.	Take reasonable steps to confirm at least annually the independence of the external auditor, which shall include:

i.	ensuring receipt from the external auditor of a formal written statement delineating all relationships between the external auditor and the Company, consistent with IFRS, and determine that they satisfy the requirements of all applicable securities laws,

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ii.	considering and discussing with the external auditor any disclosed relationships or services, including non-audit services, that may impact the objectivity and independence of the external auditor, and

iii.	approving in advance any audit or permissible non-audit related services provided by the external auditor to the Company with a view to ensuring independence of the external auditor, and in accordance with any applicable regulatory requirements, including the requirements of all applicable securities laws with respect to approval of non-audit related serviced performed by the external auditor.

e.	Approve the lead audit partner for the Company's external auditor, confirm that such lead partner has not performed audit services for the Company for more than five previous fiscal years, and otherwise ensure the rotation of the lead partner and other partners in accordance with all applicable securities laws.

f.	Review and approve the Company's hiring policies regarding partners, employees and former employees of the present and former external auditors of the Company.

4.3	Internal Controls and Audit

a.	Review and assess the adequacy and effectiveness of the Company's systems of internal control and management information systems through discussion with management and the external auditor to ensure that the Company maintains appropriate systems, is able to assess the pertinent risks of the Company and that the risk of a material misstatement in the financial disclosures can be detected.

b.	Assess the requirement for the appointment of an internal auditor for the Company.

c.	Review disclosures made to the Committee by the Company's CEO and CFO during their certification process required under applicable Canadian and United States securities laws. Review any significant deficiencies in the design and operation of internal controls over financial reporting or disclosure controls and procedures and any fraud involving management or other employees who have a significant role in the Company's internal controls.

4.4	General

a.	Unless otherwise delegated to another committee by the Board, conduct an ongoing review of any transaction now in effect, and review and approve in advance any proposed transaction, that could be within the scope of "related party transactions" as such term is defined in applicable securities laws, and establish appropriate procedures to receive material information about and prior notice of any such transaction.

b.	Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

c.	Conduct or authorize investigations into any matter within the scope of this Charter. The Committee may request that any officer or employee of the Company, its external legal counsel or its external auditor attend a meeting of the Committee or meet with any member(s) of the Committee.

d.	Review the qualifications of the senior accounting and financial personnel.

e.	Enquire of management and the external auditor regarding significant financial risks or exposures and the steps management has taken to minimize such risks to the Company.

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f.	Provide oversight of the Company’s policies, procedures and practices with respect to the maintenance of the books, records and accounts, and the filing of reports, by the Company with respect to third party payments in compliance with the Foreign Corrupt Practices Act (United States), Corruption of Foreign Public Officials Act (Canada), the Extractive Sector Transparency Measures Act (Canada) and similar applicable laws.

g.	Perform any other activities consistent with this Charter, the Company's Articles and governing law, as the Committee or the Board deems necessary or appropriate.

4.5	Oversight Function

While the Committee has the responsibilities and powers set out in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements are complete and accurate or are in accordance with IFRS and applicable rules and regulations. These are the responsibilities of management and the external auditor. The Committee and the Chair and any members of the Committee identified as having accounting or related financial expertise are members of the Board, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Company, and are not specifically accountable or responsible for the day to day operation or performance of such activities. Although the designation of a member as having accounting or related financial expertise for disclosure purposes is based on that individual's education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and the Board in the absence of such designation. Rather, the role of a member of the Committee who is identified as having accounting or related financial expertise, like the role of all members of the Committee, is to oversee the process, not to certify or guarantee the internal or external audit of the Company’s financial information or public disclosure.

5.	Chair of the Committee

The Chair of the Committee:

a.	provides leadership to the Committee with respect to its functions as described in this Charter and as otherwise may be appropriate, including overseeing the logistics of the operations of the Committee;

b.	chairs meetings of the Committee, unless not present, including in camera sessions, and reports to the Board following each meeting of the Committee on the findings, activities and any recommendations of the Committee;

c.	ensures that the Committee meets on a regular basis and at least quarterly;

d.	in consultation with the Chair of the Board and the Committee members, establishes a calendar for holding meetings of the Committee;

e.	establishes the agenda for each meeting of the Committee, with input from other Committee members, the Chair of the Board and any other parties as applicable;

f.	acts as liaison and maintains communication with the Chair of the Board and the Board to optimize and co-ordinate input from Board members, and to optimize the effectiveness of the Committee. This includes reporting to the full Board on all proceedings and deliberations of the Committee at the first meeting of the Board after each Committee meeting and at such other times and in such manner as the Committee considers advisable;

g.	reports annually to the Board on the role of the Committee and the effectiveness of the Committee’s role in contributing to the objectives and responsibilities of the Board as a whole;

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h.	ensures that the members of the Committee understand and discharge their duties and obligations;

i.	fosters ethical and responsible decision making by the Committee and its individual members;

j.	together with the Corporate Governance and Nominating Committee, oversees the structure, composition, membership and activities delegated to the Committee from time to time;

k.	ensures that resources and expertise are available to the Committee so that it may conduct its work effectively and efficiently and pre-approves work to be done for the Committee by consultants;

l.	facilitates effective communication between members of the Committee and management;

m.	addresses, or causes to be addressed, all concerns communicated to him or her under the Company’s Whistleblower Policy or Code of Conduct; and

n.	performs such other duties and responsibilities as may be delegated to the Chair of the Committee by the Board from time to time.

This Charter will be reviewed annually and any recommended changes will be submitted to the Board for approval.

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SCHEDULE B

DEFINITIONS

Unless otherwise defined, technical terms used in this Annual Information Form have the following meanings. CIM Standards definitions are marked with an asterisk (*).

Term	Definition
atomic absorption (AA)	A spectroanalytical procedure for the quantitative determination of chemical elements employing the absorption of optical radiation (light) by free atoms in the gaseous state.
andesite	An extrusive igneous, volcanic rock of intermediate composition, with aphanitic to porphyritic texture.
assay	Analysis to determine the amount or proportion of the element of interest contained within a sample.
ball mill	A horizontal rotating steel cylinder which grinds ore to fine particles. The grinding is carried out by the pounding and rolling of a charge of steel balls carried within the cylinder.
batholith	A very large igneous intrusion extending deep in the earth's crust.
block cave	Used to mine massive, steeply-dipping ore bodies. An undercut with haulage access is driven under the ore body, with "drawbells" excavated between the top of the haulage level and the bottom of the undercut. The drawbells serve as a place for caving rock to fall into. The ore body is drilled and blasted above the undercut, and the ore is removed via the haulage access.
block model	A three-dimensional model that forms the basic framework of a mineral resource estimate.
bornite	A brittle reddish-brown crystalline mineral with an iridescent purple tarnish, consisting of a sulphide of copper and iron.
breccia	A coarse-grained clastic rock, composed of angular broken rock fragments held together by a mineral cement or in a fine-grained matrix; it differs from conglomerate in that the fragments have sharp edges and unworn corners.
bullion	Gold or silver in bulk before coining, or valued by weight.
by-product	A secondary metal or mineral product that is recovered along with the primary metal or mineral product during the ore concentration process.
calc-alkalic	Rocks are rich in alkaline earths (magnesia and calcium oxide) and alkali metals and make up a major part of the crust of the earth's continents.
Cenozoic	The current and most recent of the three Phanerozoic geological eras, following the Mesozoic Era and covering the period from about 65 million years ago to the present.
chalcocite	A dark gray mineral that is an important ore of copper.
chalcopyrite	A copper mineral composed of copper, iron and sulphur. It tarnishes easily; going from bronze or brassy yellow to yellowish or grayish brown, has a dark streak, and is lighter in weight and harder than gold.

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Term	Definition
CIM	The Canadian Institute of Mining, Metallurgy and Petroleum.
concentrate	A processing product containing the valuable ore mineral from which most of the waste mineral has been eliminated.
core	Cylindrical rock cores produced by diamond drilling method that uses a rotating barrel and an annular-shaped, diamond-impregnated rock-cutting bit to produce cores and lift them to the surface to be examined.
Cretaceous	A geologic period and system from circa 145 to 66 million years ago. The Cretaceous follows the Jurassic period and is followed by the Paleogene period of the Cenozoic era. It is the last period of the Mesozoic Era, and, spanning 80 million years, the longest period of the Phanerozoic Eon.
crushing	Breaking of ore into smaller and more uniform fragments to be then fed to grinding mills or to a leach pad.
crust	The outermost solid shell of a rocky planet, which is chemically distinct from the underlying mantle.
cyanidation	A method of extracting exposed gold or silver grains from crushed or ground ore by dissolving the contained gold and silver in a weak cyanide solution.
decline	A downward inclined underground tunnel.
deformation	Change in the form or in the dimensions of a body produced by stress.
Devonian	A geologic period and system of the Paleozoic Era spanning from the end of the Silurian Period, about 419 million years ago, to the beginning of the Carboniferous Period, about 359 million years ago.
differential flotation	Process of separation of a complex ore into two or more mineral components and gangue by flotation.
dilution	The effect of waste or low-grade ore being included unavoidably in the mine ore, lowering the recovered grade.
doré	Unrefined gold and silver bullion bars, which will be further refined to almost pure metal.
ejido	In Mexico, a piece of land farmed communally under a system supported by the state.
electrowinning	Recovery of a metal from a solution by means of electro-chemical processes.
Eocene	A major division of the geologic timescale and the second epoch of the Paleogene Period in the Cenozoic Era. The Eocene spans the time from the end of the Palaeocene Epoch to the beginning of the Oligocene Epoch. The start of the Eocene is marked by the emergence of the first modern mammals.
epithermal	A hydrothermal mineral deposit formed within about one kilometre of the Earth’s surface and in the temperature range of 50 to 200 degrees Celsius, occurring mainly as veins.
fault	A fracture in the earth’s crust accompanied by a displacement of one side of the fracture with respect to the other and in a direction parallel to the fracture.
Feasibility Study	A comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable Modifying

B-2

Term	Definition
Factors together with any other relevant operational factors and detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.
felsic	Silicate minerals, magma, and rocks which are enriched in the lighter elements such as silicon, oxygen, aluminium, sodium, and potassium.
fire assay	Analysis to determine the amount or proportion of the element of interest contained within a sample alloy by removal of other metals. Also known as gravimetric analysis.
flotation	A separation process in which valuable mineral particles are induced to become attached to bubbles and float, while the non-valuable minerals sink.
formation	Unit of sedimentary rock of characteristic composition or genesis.
geophysical survey	Exploration activity mapping an area showing the physics of the earth.
grade	The amount of metal in each tonne of ore, expressed as grams per tonne for precious metals.
granite	A very hard, granular, crystalline, igneous rock consisting mainly of quartz, mica, and feldspar and often used as a building stone.
grinding (milling)	Powdering or pulverizing of ore, by pressure or abrasion, to liberate valuable minerals for further metallurgical processing.
heap leaching	A process whereby gold is extracted by “heaping” broken ore on sloping impermeable pads and repeatedly spraying the heaps with a weak cyanide solution which dissolves the gold content. The gold-laden solution is collected for gold recovery.
hectares	A metric unit of area measuring 100 metres by 100 metres.
hedging	Taking a buy or sell position in a futures market opposite to a position held in the cash market to minimize the risk of financial loss from an adverse price change.
Indicated Mineral Resource*	The part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.
Inferred Mineral Resource*	The part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that

B-3

Term	Definition
the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.
infill	The collection of additional samples between existing samples, used to provide greater geological detail and to provide more closely-spaced assay data.
intrusive	Igneous rock which, while molten, penetrated into or between other rocks and solidified before reaching the surface.
lode	A mineral deposit, consisting of a zone of veins, veinlets or disseminations, in consolidated rock as opposed to a placer deposit.
low-grade	Descriptive of ores relatively poor in the metal they are mined for; lean ore.
mafic	A group of dark-colored minerals, composed chiefly of magnesium and iron, that occur in igneous rocks.
Measured Mineral Resource*	The part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.
metamorphism	The process by which the form or structure of rocks is changed by heat and pressure.
mill	A processing facility where ore is finely ground and then undergoes physical or chemical treatment to extract the valuable metals. Also, the device used to perform grinding (milling).
mineral claim / property / concession	Authorizes the holder to prospect and mine for minerals and to carry out works in connection with prospecting and mining.
Mineral Reserve*	The economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.
Mineral Resource*	A concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Mineral Resources are sub-divided, in order of increasing geological confidence, into

B-4

Term	Definition
Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.
Modifying Factors	Modifying Factors are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.
muscovite	A phyllosilicate mineral of aluminium and potassium. It has a highly-perfect basal cleavage yielding very thin sheets, which are often highly elastic.
NI 43-101	Canadian National Instrument NI 43-101 - Standards of Disclosure for Mineral Projects.
open pit mine	A mine where materials are removed entirely from a working that is open to the surface.
ore	Rock, generally containing metallic or non-metallic minerals, which can be mined and processed at a profit.
oxidation	Reaction of a material with an oxidizer such as pure oxygen or air in order to alter the state of the material.
oxide ore	Mineralized rock in which some of the original minerals have been oxidized. Oxidation tends to make the ore more amenable to cyanide solutions so that minute particles of gold will be readily dissolved.
Paleozoic	An era of geologic time that includes the Cambrian, Ordovician, Silurian, Devonian, Mississippian, Pennsylvanian and Permian periods and is characterized by the appearance of marine invertebrates, primitive fishes, land plants and primitive reptiles.
preliminary economic assessment (PEA)	A study, other than a Pre-Feasibility Study or Feasibility Study, which includes an economic analysis of the potential viability of Mineral Resources. The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves and there is no certainty that the PEA based on these Mineral Resources will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
porphyry	A variety of igneous rock consisting of large-grained crystals, such as feldspar or quartz, dispersed in a fine-grained feldspathic matrix or groundmass.
Pre-Feasibility Study	A comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the Modifying Factors and the evaluation of any other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be converted to a Mineral Reserve at the time of reporting. A Pre-Feasibility Study is at a lower confidence level than a Feasibility Study.

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Term	Definition
Probable Mineral Reserve*	The economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.
Proven Mineral Reserve*	The economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.
pyrite	A yellow iron sulphide mineral, normally of little value. It is sometimes referred to as “fool’s gold.”
pyroclastic	Rocks produced by explosive or aerial ejection of ash, fragments, and glassy material from a volcanic vent.
pyrrhotite	A brownish yellow iron sulphide mineral.
Qualified Person*	An individual who (i) is an engineer or geoscientist with a university degree, or equivalent accreditation, in an area of geosciences, or engineering, relating to mineral exploration or mining; (ii) has at least five years’ experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these, that is relevant to his or her professional degree or area of practice; (iii) has experience relevant to the subject matter of the mineral project and the technical report; (iv) is in good standing with a professional association; (v) and in the case of a professional association in a foreign jurisdiction, has a membership designation that (a) requires attainment of a position of responsibility in their profession that requires the exercise of independent judgment; and (ii) requires (1) a favourable confidential peer evaluation of the individual’s character, professional judgment, experience, and ethical fitness; or (2) a recommendation for membership by at least two peers, and demonstrated prominence or expertise in the field of mineral exploration or mining.
quality assurance and quality control (QA/QC)	The process of measuring and assuring product quality to meet consumer expectations.
reclamation	The restoration of a site after mining or exploration activity is completed.
reclamation and closure costs	The cost of reclamation plus other costs, including without limitation certain personnel costs, insurance, property holding costs such as taxes, rental and claim fees, and community programs associated with closing an operating mine.
recovered grade	Actual metal grade realized by the metallurgical process and treatment or ore, based on actual experience or laboratory testing.
recovery	A term used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore. It is generally stated as a percentage of valuable metal in the ore that is recovered compared to the total valuable metal present in the ore.
refining	The final stage of metal production in which impurities are removed from the molten metal.
reverse circulation	A drilling method that uses a rotating cutting bit within a double-walled drill pipe and produces rock chips rather than core. Air or water is circulated down to the bit between

B-6

Term	Definition
the inner and outer wall of the drill pipe. The chips are forced to the surface through the centre of the drill pipe and are collected, examined and assayed.
run-of-mine (ROM)	Ore in its natural, unprocessed state; pertaining to ore just as it is mined.
sample	A small portion of rock, or a mineral deposit, taken so that the metal content can be determined by assaying.
scoping study	A technical and economic study conducted to investigate the approximate economics and viability of various development options for the mining and treatment of a mineral deposit.
sedimentary rocks	Secondary rocks formed from material derived from other rocks and laid down under water. Examples are limestone, shale and sandstone.
semi-autogenous (SAG) mill	A steel cylinder with steel balls into which run-of-mine material is fed. The ore is ground with the action of large lumps of rock and steel balls.
shear zone	A geological term used to describe a geological area in which shearing has occurred on a large scale.
silica	The dioxide of silicon occurring in crystalline, amorphous, and impure forms (as in quartz, opal, and sand respectively). Used to manufacture a wide variety of materials, especially glass and concrete.
sphalerite	A zinc mineral which is composed of zinc and sulphur.
stock	A magma that has intruded into pre-existing rock in a columnar shape, typically a kilometre or more in diameter.
stockpile	Broken ore heaped on the surface, pending treatment or shipment.
tailings	The material that remains after all metals considered economic have been removed from ore during milling.
tailings facility	A natural or man-made confined area suitable for depositing the material that remains after the treatment of ore.
terrane	Area of land of a particular character, e.g., mountainous, swampy.
tonne	Metric unit of mass equaling 1,000 kilograms or 2,240 pounds. Called a "long ton."
ton	Unit of weight equaling 2,000 pounds. Called a "short ton."
tuff	Rock composed of fine volcanic ash.
vein	A fissure, fault or crack in a rock filled by minerals that have traveled upwards from some deep source.
volcanics	A general collective term for extrusive igneous and pyroclastic material and rocks.

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SCHEDULE C

ABBREVIATIONS AND MEASUREMENT CONVERSION

Unless otherwise defined, abbreviations used in this Annual Information Form have the following meanings:

μ	micron
AA	Atomic Absorption
Ag	Silver
Au	Gold
°C	degree Celsius
°F	degree Fahrenheit
μg	microgram
cm	centimetre
cm2	square centimetre
Cu	Copper
ft	foot
g	gram
G	giga (billion)
HQ	diamond drill core measuring 2.5 inches in diameter (6.35 centimetres)
ICP	Induction Coupled Plasmaspectrometry
in	inch
IRR	internal rate of return
K	kilo (thousand)
KWh	kilowatt-hour
kg	kilogram
km	kilometre
km2	kilometres squared
L	litre
lb	pound
m	metre
m2	metres squared
M	mega (million)
mm	millimetre
NPV	net present value.
NQ	diamond drill core measuring 1.78 inches in diameter (4.5 centimetres)
NSR	net smelter return
oz/t	ounce per ton
oz	Troy ounce/ounce (31.1035g)
Pb	Lead
PQ	diamond drill core measuring 3.35 inches in diameter (8.5 centimetres)
RC	reverse circulation
s	second
st	short ton (one short ton equals 0.907 metric tonnes)
t	metric tonne (one metric tonne equals 1.102 short tons)

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tpa	metric tonne per year
tpd	metric tonne per day
W	watt
yd	yard
Zn	Zinc

The following table lists Imperial measurements and their equivalent value under the Metric system:

Imperial	Converts to	Metric
1 in	=	2.54 cm
1 ft (12 in)	=	0.3048 m
1 yd (3ft)	=	0.9144 m
1 mile (1760 yd)	=	1.6093 km
1 square in (in2)	=	6.4516 cm2
1 square ft (ft2)	=	0.0929 m2
1 square yd (yd2)	=	0.8361 m2
1 acre (4840 yd2)	=	4046.9 m2
1 square mile (640 acres)	=	2.59 km2
short ton	=	0.907 metric tonnes

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SCHEDULE D

EXCHANGE RATE AND METAL PRICE INFORMATION

Exchange Rate

The high, low, average and closing exchange rates for Canadian dollars in terms of the United States dollar (noon) for each of the three years ended December 31, 2017, 2016 and 2015, as quoted by the Bank of Canada, were as follows:

	2017	2016	2015
High	1.3743	1.4589	1.3990
Low	1.2128	1.2544	1.1728
Average (1)	1.2986	1.3248	1.2767
Closing	1.2545	1.3427	1.3825

  (1) Calculated as an average of the daily noon rates for each period.

On March 26, 2018, the average exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada, was US$1 = C$1.2886 and C$1= US$0.7760.

Gold Prices

The high, low, average and closing afternoon fixing gold prices per troy ounce for each of the three years ended December 31, 2017, 2016 and 2015, as quoted by the London Bullion Market Association (“LBMA”), were as follows:

	2017 ($)	2016 ($)	2015 ($)
High	1,346	1,366	1,296
Low	1,151	1,077	1,049
Average	1,257	1,251	1,160
Closing	1,291	1,146	1,060

On March 26, 2018, the closing afternoon LBMA gold price per troy ounce, as quoted by the London Bullion Market Association, was $1,352.40.

Silver Prices

The high, low, average and closing silver prices per troy ounce for each of the three years ended December 31, 2017, 2016 and 2015, as quoted by the London Bullion Market Association, were as follows:

	2017 ($)	2016 ($)	2015 ($)
High	18.56	20.71	18.23
Low	15.22	13.58	13.71
Average	17.05	17.14	15.68
Closing	16.87	16.24	13.82

On March 26, 2018, the closing LBMA silver price per troy ounce, as quoted by the London Bullion Market Association, was $16.61.

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Copper Prices

The high, low, average and closing official cash settlement copper prices per pound for each of the three years ended December 31, 2017, 2016 and 2015, as quoted by the London Metal Exchange, were as follows:

	2017 ($)	2016 ($)	2015 ($)
High	3.27	2.69	2.92
Low	2.48	1.96	2.05
Average	2.80	2.21	2.49
Closing	3.25	2.50	2.13

On March 26, 2018, the closing official cash settlement copper price per pound, as quoted by the London Metal Exchange, was $2.95.

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